Exhibit 99.1

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 517,528.07 euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

Definitions

In this half-yearly report (the “Interim Financial Report”), and unless otherwise specified, the terms Inventiva or the Company are taken to mean the company Inventiva S.A. with its registered office at 50, rue de Dijon, 21121 Daix, France, and which is listed with the Dijon Trade and Companies Register under number 537 530 255 and its subsidiary, 100% owned, Inventiva Inc. with its registered office at 10-34 44th Dr, Long Island City, 11101 New York, USA, created in January 2021.

Certain terms used in this Interim Financial Report are defined in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 30, 2023 and in the 2022 Universal Registration Document’s glossary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this document, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this document, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans to develop and commercialize our product candidates;
●	the timing of initiation of our planned clinical trials;
●	the timing of the availability of data from our clinical trials;
●	the timing of any planned investigational new drug (“IND”) application or new drug application (“NDA”);
●	our plans to research, develop and commercialize our current and future product candidates;
●	our ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill our obligations under any such partnership agreements;
●	our ability to potentially enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the clinical utility, potential benefits and market acceptance of our product candidates;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our ability to identify additional products or product candidates with significant commercial potential;
●	our expectations related to the sufficiency of our capital resources and our ability to continue as a going concern, including our expectations with respect to the receipt of additional funds and achievement of milestones and operating targets;
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;
●	the effects of the COVID-19 pandemic on our business and, operations and clinical development timelines and plans;
●	our intellectual property position;
●	our estimate regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine), and terrorist attacks; and
●	other risks and uncertainties, including those listed in our annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023 (“Annual Report”) and Section 1.4 hereof under the caption “Risk Factors.”

We encourage you to read and carefully consider all of the risk factors disclosed in “Item 3.D—Risk Factors” of our Annual Report and Section 1.4 hereof, for a more complete understanding of the risks and uncertainties material to our business, including important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this document will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. These forward-looking statements represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this document and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Market and competitive position

This Interim Financial Report also contains information about the Company’s activities and the markets on which it operates. This information comes from studies or surveys carried out internally or externally. Other information contained in this Interim Financial Report is available to the general public. The Company considers that all of this information is reliable, but it has not been verified by an independent expert. The Company cannot guarantee that a third party using different methods to gather, analyze or calculate market data would obtain the same results.

Rounding of figures

Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this Interim Financial Report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

Abbreviations

Certain figures are given in thousands or millions of euros and are indicated as € thousand or € million respectively in this Interim Financial Report.

1.Interim Financial Report

1.1.    General overview of activities

Since the Company’s founding, most of its resources have gone into research and development (“R&D”), particularly in order to develop- lanifibranor, its most advanced drug candidate, for patients suffering from non-alcoholic steatohepatitis (“NASH”), a chronic and progressive liver disease for which there is currently no approved treatment. The positive results of the Company’s NATIVE Phase IIb were announced in June 2020 and Breakthrough Therapy and Fast Track designations were granted by the U.S. Food and Drug Administration (“FDA”). The Company has initiated the pivotal Phase III clinical trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”).The last patient first visit for the ongoing NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH is targeted by the end of the second half of 2023, subject to the continuing implementation of measures to accelerate the enrollment rate. (see section 1.2 - Significant events in the first half of 2023 below on the development of NATiV3 and partnership with Sino Biopharm). The delay the Company has faced has been primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate.

In addition, on September 21, 2022, the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in China, Hong Kong, Macau and Taiwan (Greater China). In May 2023, CTTQ received Investigational New Drug (“IND”) approval from the Chinese National Medical Products Administration (“NMPA”) to initiate the clinical development in mainland China of lanifibranor in NASH. Sino Biopharm will participate in the ongoing NATiV3 Phase III trial which, if positive, is expected to support a potential filing of a new drug application in China. In parallel, CTTQ will conduct a Phase I clinical pharmacology study. The license and collaboration agreement with CTTQ provides for two short-term milestone payments together amounting to a total of $5 million. The first milestone payment of $2 million was received on July 19, 2023, following CTTQ receiving the NMPA’s IND approval. The second potential milestone payment under the agreement with CTTQ for $3 million would be due upon enrolment of a first patient in the registrational study of licensed product for first indication in mainland China.

On June 13, 2023, the Company announced positive topline results from the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with T2D and nonalcoholic fatty liver disease (“NAFLD”).

The study achieved the primary efficacy endpoint demonstrating a 44% reduction of hepatic fat measured by proton magnetic resonance spectroscopy (1H-MRS) following 24 weeks of treatment in patients with NAFLD.

The study also demonstrated that a significantly higher proportion of patients achieved a greater than 30% liver triglyceride reduction as well as NAFLD resolution with lanifibranor compared to placebo.

In addition, the study demonstrated a significant effect on a series of secondary endpoints and amelioration of the adipose tissue dysfunction with a robust increase in plasma adiponectin. The treatment with lanifibranor 800mg/once daily for 24 weeks was well tolerated, with no safety concerns reported.

The Company experienced slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic mainly during the years 2020 and 2021 and the Company was unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. The Company has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. As of the date of this report, 409 clinical sites have been activated. The publication of the topline results of the part 1 of NATiV3 is now targeted for the second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

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The Company’s pipeline also includes odiparcil for the treatment of patients with mucopolysaccharidosis type VI (“MPS VI”), a group of rare genetic diseases. The Company believes the potential for an efficient development pathway for odiparcil for the treatment of MPS VI exists based on FDA feedback and continues to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership.

To a lesser extent, in the development of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, the Company observed that YAP-TEAD inhibition was associated with reduced tumor growth and is in the process of selecting a development candidate for the Hippo program, which the Company anticipates entering pre-clinical development in 2023.

The Company previously had a strategic collaboration with AbbVie Inc. (“AbbVie”) in the area of autoimmune diseases. As previously disclosed, AbbVie announced in October 2022, that they decided to stop the development of cedirogant (formerly ABBV-157). The Company’s and AbbVie’s joint efforts led to the discovery of cedirogant, which was being evaluated by AbbVie in a Phase II clinical trial for the treatment of moderate to severe psoriasis at the time of AbbVie’s decision to discontinue further clinical development.

These research and development activities are presented in further detail in Item 4.B Business Overview of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 30, 2023 and Chapter 1 Business activities and markets of the 2022 Universal Registration Document and Chapter 3 Business overview of the URD amendment 2022 in connection with the August 2023  financing. Changes in research and development costs are detailed in section 1.5.2 “Operating expenses” below.

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1.2.    Significant events in the first half of 2023

1.2.1.Operations and product portfolio

Changes in the clinical development of lanifibranor

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor intended to benefit the overall clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to lanifibranor treatment by allowing them to enter into a new active treatment extension study, and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis through an additional Phase III trial.

Service contract with Avant Santé

On February 21, 2023, the Company entered into a study service agreement with Avant Santé, a contract research organization (“CRO”) based in Mexico, in connection with the NATiV3 clinical trial. Pursuant to the terms of the agreement, the CRO is to randomize 120 patients in 10 clinical sites in Mexico by December 31, 2023. The Company estimates that it will pay Avant Santé a total amount up to €14.7 million over the period from February 22, 2023, the effective date of the contract, until the second half of 2027.

CTTQ

On May 22, 2023, CTTQ received IND approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in NASH. Sino Biopharm will participate in the ongoing NATiV3 Phase III trial which, if positive, is expected to support a potential filing of a new drug application in China. In parallel, CTTQ will conduct a Phase I clinical pharmacology study.

The license and collaboration agreement with CTTQ provides for two short-term milestone payments together amounting to a total of $5 million. The first milestone payment of $1.9 million after deducting the withholding tax of $0.2 million1 was received on July 19, 2023 following CTTQ receiving the NMPA’s IND approval.

The second potential milestone payment under the agreement with CTTQ for $3 million would be due upon enrolment of a first patient in the registrational study of licensed product for first indication in mainland China.

Results of Phase II clinical trial evaluating lanifibranor in patients with T2D and NAFLD

On June 13, 2023, the Company announced positive topline results from the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with T2D and NAFLD.

The study achieved the primary efficacy endpoint demonstrating a 44% reduction of hepatic fat measured by proton magnetic resonance spectroscopy (1H-MRS) following 24 weeks of treatment in patients with nonalcoholic fatty liver disease.

The study also demonstrated a significantly higher proportion of patients achieved a greater than 30% liver triglyceride reduction as well as NAFLD resolution with lanifibranor compared to placebo.

In addition, the study demonstrated a significant effect on a series of secondary endpoints and amelioration of the adipose tissue dysfunction with a robust increase in plasma adiponectin. The treatment with lanifibranor 800mg/once daily for 24 weeks was well tolerated, with no safety concerns reported.

1 The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euro.

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Amendment to the CRO Contract with Pharmaceutical Research Associates B.V.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with pharmaceutical Research Associates Groupe B.V (“PRA”) (see Note 6.1 - Commitments related to operational activities). The amendment makes updates to provisions relating to study information following changes to the trial protocol. The commitment to PRA amounts to 207.0 million euros, with a bonus or malus capped at 2.4 million euro, amended from the previous commitment to PRA, which amounted to 223.8 million euros, with a bonus or malus capped at 3.4 million euro.

1.2.2.Other events

Share-based payments

Granting of new plans

The Board of Directors decided on May 25, 2023 to grant the following shares:

-	10,000 share warrants (“BSA 2023-1”) to David Nikodem, a member of Sapidus Consulting Group LLC, service provider of the Company;
-	300,000 free shares (AGA “Plan 2023-1”) to Pierre Broqua, deputy chief executive officer and director of the Company;
-	300,000 free performance units (2023 long-term incentive plan in performance units or “PAGUP 2023”) to Frédéric Cren, as chief executive officer and chairman of the board of the Company.

The plans are described in note 4.8 – Shareholders’ Equity of section 3. Unaudited interim condensed consolidated financial statement.

1.3.    Recent events and prospects

1.3.1.Operations and product portfolio

[ Lanifibranor

On July 27, 2023, the Company announced the recruitment for its pivotal Phase III trial NATiV3 of lanifibranor in non-cirrhotic NASH continues with 389 sites activated in 23 countries, as of July 27, 2023, and that the previously announced revised study design which limits the duration of the trial to 120 weeks instead of up to 7 years, reduces the number of biopsies from three to two, and includes a 48-week active treatment extension study, has been approved in 16 countries and approximately 70% of activated sites are currently operating under the revised design as of July 27, 2023. This new patient friendly design is improving the patient enrollment rate which has doubled since implementation in sites where the revised design has been in place for more than 3 months. In addition, the screen failure rate has been improving since September 2022.

In China, CTTQ, after receiving the IND approval from the NMPA on May 22 2023, has opted to join NATiV3 and the Company is working with CTTQ to activate 50 sites in mainland China and 2 sites in Hong Kong.

As of July 27, 2023, the patients randomized and those having successfully met all recruitment criteria is approximately 50% of the planned enrollment in NATiV3 and the last patient first visit is targeted by the end of the second half of 2023.

As of July 27, 2023, the baseline characteristics of the patients enrolled in NATiV3 so far are aligned with expectations and the baseline characteristics of patients enrolled in the NATIVE Phase IIb trial. The main difference is a higher percentage of patients with T2D thus far in NATiV3 compared to NATIVE Phase IIb (58% vs 42% respectively). The effect size of lanifibranor therapy over placebo in the Phase IIb clinical trial on the composite endpoint ‘NASH resolution and fibrosis improvement’, which corresponds to the primary efficacy endpoint in the Phase III NATiV3 clinical trial, was higher in patients with T2D versus patients who did not have diabetes: 21% and 26% for lanifibranor 800 and 1200 mg/day, respectively, in patients with T2D versus 7% and 22%, respectively, in patients who did not have diabetes.

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Two Data and Safety Monitoring Board (“DSMB”) meetings have taken place, both with recommendations to continue the study without any modification to the protocol. Of note the safety profile to date is consistent with what was observed in previous clinical trials with lanifibranor.

In October 2021, the Company announced the design of LEGEND, a Phase IIa clinical trial combining lanifibranor with empagliflozin, an SGTL2 inhibitor, in patients with type 2 diabetes and non-cirrhotic NASH. For this trial, screening and randomization of the 63 patients began in July 2022 as planned. Recruitment of patients has been slower than expected and topline results are now targeted for the end of the first quarter of 2024 compared to the second half of 2023 as previously announced.

The Company also announced the positive conclusion of the renal insufficiency study, required for regulatory submission, demonstrating that the pharmacokinetics of lanifibranor are not affected in patients with renal insufficiency. Should the NATiV3 study be successful, the Company plans to proceed with the submission of an NDA seeking accelerated approval in the United States and a conditional marketing authorization application in the European Union, to enable the commercialization of lanifibranor.

[ Licensing agreement with Hepalys

On September 20, 2023; the Company and Hepalys Pharma, Inc. announced the execution of an exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea.

Hepalys Pharma, Inc. is a new company created by Catalys Pacific, incorporated in Japan. In parallel of the incorporation of Hepalys Pharma, the Company has the option to acquire 30% of the shares of Hepalys Pharma that can be exercised within the 30 days of the effective date of the licensing agreement. In addition, under the terms of this agreement, the Company has the option to acquire the outstanding shares of Hepalys Pharma at a pre-agreed multiple of post-money valuation under certain conditions and has a right of first refusal if Hepalys Pharma, Inc. receives an offer to sell the license and rights related to lanifibranor.

Under the terms of this licensing agreement, the Company will receive a $10 million upfront payment from Hepalys Pharma and will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, the Company has the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea.

This agreement is expected to accelerate the time to market of lanifibranor in Japan and South Korea if regulatory approvals are obtained. According to external publications, both countries are major markets, with up to 2.7% of and up to 5.2% of Japanese and South Koreans, respectively, suffering from NASH, including about 15% of South Korean patients with significant fibrosis. Hepalys Pharma, Inc. is expected to start the clinical development of lanifibranor by conducting two phase I studies in Japanese patients and healthy volunteers. It is anticipated that these studies would support, if positive, the initiation of a dedicated pivotal trial in Japanese and Korean patients with NASH, which is planned to start once the results of NATiV3, the pivotal phase III trial currently conducted by the Company, are available. Hepalys Pharma, Inc. will be responsible for conducting and financing all development trials in Japan and South Korea needed to file for a new drug application in these territories.

[ Key expected milestones

-	Publication of the topline results of the Phase IIa LEGEND of lanifibranor in combination with empagliflozin in patients with NASH and T2D – planned for the end of the first quarter of 2024,
-	Last Patient First Visit of the Phase III NATiV3 clinical trial evaluating lanifibranor in NASH, now targeted by the end of the second half of 2023.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

1.3.2.Other events

Capital increase and issuance of royalty certificates

On August 31, 2023, the Company announced a financing of approximately €35.7 million (gross) consisting of two transactions: (i) the August 2023 Share Issuance consisting of the issuance of 9,618,638 newly-issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million and (ii) the Royalty Certificate Issuance for an amount of €5.1 million.

The price of the new shares was decided by the Board of Directors on August 30, 2023, under the authority granted by the sixth resolution of the General Shareholders’ Meeting of January 25, 2023, and is equal to the weighted average of the prices quoted for the last ten trading sessions on the Euronext Paris regulated market, calculated from the day before the price was set (i. i.e. August 29, 28, 25, 24, 23, 22, 21, 18, 17 and 16, 2023, i.e. €3.34), less a discount of around 5%, i.e. €3.18.

The price of the new shares represents a discount of 0.22% to the volume-weighted average price of the Company’s shares during the trading session preceding the setting of the €3.19 issue price.

Settlement and delivery of the new shares took place on September 5, 2023.

The royalty certificates issued pursuant to a decision by the Board of Directors on August 30, 2023, in accordance with the provisions of article L. 228-36-A of the French Commercial Code, to certain investors who participated in the capital increase and grant holders the right to receive annual royalties equivalent to 2% of future net sales of lanifibranor, if any, beginning in the fiscal year following the start of the sales of the Product following the granting of the market authorization (Autorisation de mise sur le marché) for the Product in (i) the United States or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, capped at €92.1 million. The Company intends to use the proceeds primarily  to fund the Phase III evaluation of lanifibranor for NASH treatment. These certificates do not provide additional financial rights beyond royalties and do not apply to products other than lanifibranor. They have a 15-year term and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the royalty certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between the Company and the holders of the royalty certificates. Settlement of the August 2023 Share Issuance and Royalty Certificate Issuance occurred on September 5, 2023. The certificates will not be listed on any stock exchange.

1.4.Risk factors

The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in Chapter 2 of the Company’s 2022 Universal Registration Document Part I, Item 1A. “ Risk Factors” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, in addition to the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Please refer to chapter 2.1 of the Universal Registration Document 2022 and as amended in Section 2 of the amendment to the universal document as filed with the AMF under number D.23-183-A01 on August 31, 2023 (the “Amendment to the Universal Registration Document 2022”), which are incorporated herein by reference.

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The risk factor in the 2022 Universal Registration Document amended in the context of the Amendment to the 2022 Universal Registration Document is as follows:

Liquidity risk: the Company believes that it will be able to finance its activities until the beginning of the second quarter of 2024, and there is substantial doubt regarding our ability to continue as a going concern.

As of 30 June 2023, the Company had cash and cash equivalents of EUR 31.2 million, a short-term deposit of EUR 0.05 million and a long-term deposit of EUR 9.3 million, compared with EUR 86.7 million, EUR 1.0 million and EUR 0.7 million respectively as of December 31, 2022.

As of the date of this document, following the August 2023 Share Issuance and the Royalty Certificate Issuance, together amounting to €35.7 million, and the CTTQ milestone net payment of €1.7 million received in July 2023 (as detailed in section 1.2 - Significant events in the first half of 2023 of this report), the Company believes, taking into account its current cost structure and forecast expenditure commitments, that it will have sufficient net working capital to meet its current obligations until the beginning of the second quarter of 2024. This estimate does not include (i) the second tranche of the €25 million loan granted by the European Investment Bank (the “EIB Financing”) in accordance with the terms of the financing agreement entered into with the Company on May 16, 2022, which is subject to the achievement of conditions precedent (see Note 4.9 – Financial debt of the section 3. - Unaudited interim condensed consolidated financial statements) (ii) nor the upfront payment of $10 million under the licensing agreement with Hepalys Pharma, Inc.

Following receipt of the second tranche of the EIB Financing, the Hepalys upfront payment of  $10 million (as defined in section 1.3.1 – Operations and product portfolio of this document),  and CTTQ milestone payment of $3 million (as defined in section 1.2 – Significant events in the first half of 2023 of this document), the Company believes that it will then have sufficient net working capital to meet its current obligations until the beginning of the third quarter of 2024. This estimate is based on the Company's current business plan and does not take into account any milestone payments that may be received or paid by the Company or any other expenses related to the development of odiparcil or resulting from any acquisition of a license or of a product candidate, technology or any other development pursued by the Company.

Accordingly, our current cash position will not be sufficient to cover operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

This period may be shortened in the event of a significant increase, beyond the Company’s expectations, in expenditure relating to the development programs, or if they progress more quickly than expected. The Company may have based itself on incorrect assumptions and may have to use its resources sooner than expected.

The Company believes that it will need to raise additional financing in the future. In particular, the financing of the Company’s strategy and, in particular, its Phase III study, the results of part 1 of which are expected in the second half of 2025, will require additional financing, in particular through additional capital increases, which may result in significant dilution. The need for and pursuit of additional financing could divert the Company’s management from its day-to-day activities, which could affect the development and marketing, where appropriate, of its drug candidates.

The Company expects to seek additional funds through:

●	potential sales of ADSs under the At-The-Market (“ATM”) program, for a potential amount of up to $58.3 million until August 2, 2024;
●	other potential public or private equity or debt offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

Global macroeconomic conditions or disruptions and volatility in the US and global financial markets linked in particular to geopolitical events that continue to impact the markets (including Russia's invasion of Ukraine) could affect the Company's ability to obtain new financing.

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The implementation and terms of any new financing will depend on factors, particularly economic and market factors, over which the Company has no control. Future financing could take the form of financial debt, which would affect the Company's financial structure, or a capital increase, which would result in shareholder dilution, or another strategic transaction, such as a partnership. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our product candidates.

In addition, the Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential strategic opportunities or operate our business. Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

1.5.    Earnings analysis

1.5.1.Revenue and other income

Operating income	First-half	First-half
In thousands of euros	2023	2022
Revenue	1,901	67
Total revenue	1,901	67
CIR research tax credit	3,631	3,210
Subsidies	3	6
Other	1,087	109
Other income	4,721	3,325
Total revenue and other income	6,622	3,392

Revenue

The Company invoiced CTTQ for $2.1 million on May 22, 2023 (the total invoice corresponds to the milestone payment of $2 million following the IND approval from the NMPA, and an additional billing of $0.1 million).

Other income

Other income increased by €1.4 million, or 42%, compared to the first half of 2022. This increase is due to the higher French Research tax credits (Credits d’impôt recherche or “CIR”) and other research tax credits resulting mainly from the increase in research and development activities for lanifibranor for the treatment of NASH” in the first half of 2023.

1.5.2.Operating expenses

Operating expenses	First-half	First-half
In thousands of euros	2023	2022
Research and development expenses	(54,062)	(29,866)
Marketing – Business development expenses	(705)	(278)
General and administrative expenses	(6,812)	(6,847)
Total operating expenses	(61,580)	(36,991)

The increase in operating expenses of €24.6 million, or 66%, compared to the first half of 2022 is mainly driven by the increase in research and development expenses of €24.2 million.

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1.5.2.1.Research and development expenses

Research and development expenses for the six months ended June 30, 2023 break down as follows:

Research and development expenses	First-half	First-half
In thousands of euros	2023	2022
Disposables	(943)	(920)
Energy and liquids	(479)	(368)
Patents	(257)	(227)
Studies	(42,847)	(20,530)
Maintenance	(459)	(466)
Fees	(61)	(103)
IT systems	(440)	(428)
Personnel costs	(7,065)	(5,891)
Depreciation, amortization, and provisions	(1,061)	(594)
Other research and development costs	(450)	(340)
Total research and development expenses	(54,062)	(29,866)

The €24.2 million (81%) increase in research and development expenses as compared to the six months ended June 30, 2022, was primarily driven by:

-

a €22.3 million increase in spending on studies in research and development for lanifibranor, particularly for the NATiV3 Phase III trial of lanifibranor in patients with NASH and Phase IIa LEGEND trial of lanifibranor in combination with empagliflozin in patients with NASH and T2D;

-	a €1.2 million increase in personnel costs mainly due to salary increases and the increase in the headcount of the development and executive team working on the lanifibranor trials; and
-	a €0.5 million increase in amortization costs mainly related to the right of use of Fibroscans equipment.

The main expenses incurred in connection with the Company’s research and development activities in the six months ended June 30, 2023, are described below:

¡ Lanifibranor

Clinical trial-related expenses for lanifibranor development increased by €21.9 million compared to the first half of 2022, totaling €41.8 million in the first half of 2023.

In line with previous periods, costs relating to lanifibranor’s development in the first half of 2023 can be broken down into two main categories:

(i)	activities related to clinical studies amounted to €37.2 million, mainly including the NATiV3 Phase III trial in NASH, the LEGEND Phase Iia trial in patients with NASH and T2D, and Phase I studies as detailed below; and
(ii)	development activities amounted to €4.6 million, mainly including pharmaceutical development and non-clinical, preclinical pharmacology and toxicology trials in animals and the activities related to regulatory consulting.

Costs linked to clinical trial activities included the following developments over the six months ended June 30, 2023:

Treatments for NASH

-

Costs related to the NATiV3 Phase III trial related to the qualification and opening of investigator sites, regulatory submissions and patient recruitments, leasing of Fibroscans equipment, the expenses related to packaging campaigns for the treatment units, costs related to biopsy slides reading and consulting including committees.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

LEGEND Phase Iia trial of lanifibranor in combination with empagliflozin in patients with NASH and Type 2 Diabetes

-

The LEGEND Phase Iia trial is continuing with regulatory submissions, the selection and opening of investigator sites and patient recruitment. Other expenses for the period include packaging and distribution costs for treatment units, and pharmacokinetics analysis.

Phase I studies

-

The conduct of the Renal Impairment trial, with CRO expenses related to the finalization of patient recruitment for part 1 and the development of bioanalytical methods and the analysis of pharmacokinetics samples; and

-

Continuation of the Hepatic Impairment trial, for which screening and dosing of the third cohort has begun, including the activities of the main CRO, and packaging and distribution of treatment units, as well as pharmacokinetics expenses.

¡ YAP-TEAD

Trial-related expenses for the YAP-TEAD project decreased by €0.2 million compared to the first half of 2022, totaling €0.4 million in the first half of 2023. Costs incurred are mainly related to medicinal chemistry studies (Computer Aided Drug Design (CADD), structural chemistry, synthesis and binding).

1.5.2.2.Marketing and business development expenses

Marketing and business development expenses break down as follows:

For the first six months ended June 30, 2023, and June 30, 2022

Marketing – Business development	First-half	First-half
In thousands of euros	2023	2022
Fees	—	(1)
IT systems	(9)	(7)
Personnel costs	(126)	(111)
Other operating expenses	(570)	(159)
Total marketing and business development expenses	(705)	(278)

Marketing and business development expenses for the first half of 2023 increased by €0.4 million compared to the first half of 2022 mainly due to the increase by €0.4 million of other operating expenses linked to the fees related to the preparation of business development.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

1.5.2.3.General and administrative expenses

General and administrative expenses are mainly composed of administrative staff costs, support costs (mainly consisting of security costs, taxes and various rentals), non-scientific IT costs and consulting fees.

General and administrative expenses break down as follows:

For the first six months ended June 30, 2023, and June 30, 2022

General and administrative expenses	First-half	First-half
In thousands of euros	2023	2022
Consulting fees	(1,884)	(2,026)
IT systems	(50)	(42)
Support costs (including taxes)	(343)	(355)
Personnel costs	(2,347)	(2,198)
Depreciation, amortization and provisions	(104)	(105)
Other general and administrative expenses	(2,084)	(2,120)
Total general and administrative expenses	(6,812)	(6,847)

General and administrative expenses for the first half of 2023 were in line compared to the first half of 2022.

1.5.3.Other operating income and expenses

Other operating income and expenses break down as follows:

Other operating income and expenses	First-half	First-half
In thousands of euros	2023	2022
Other operating income	—	294
Other operating expenses	(44)	(163)
Other operating income and expenses	(44)	131

For the first half of 2023, other operating income and expenses are exclusively due to transaction costs.

For the first half of 2022, other operating income and expenses were mainly due to fiscal litigation unwinding, including other operating income composed of €0.3 million reversal of provision and other operating expenses of €0.1 million penalties linked to tax litigation about payroll tax and CIR ended in the first half of 2022.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

1.5.4.Financial income and expenses

Financial income and expenses break down as follows:

Financial income and expenses	First-half	First-half
In thousands of euros	2023	2022
Income from cash equivalents	564	140
Foreign exchange gains	187	4,019
Fair value gains	1,623	—
Total financial income	2,373	4,159
Interest cost	(1,941)	(120)
Foreign exchange losses	(683)	(49)
Other financial expenses	(23)	(7)
Total financial expenses	(2,646)	(177)
Net financial income	(273)	3,983

Net financial income for the first six months of 2023 decreased by €4.3 million compared to the first half of 2022. This increase is mainly due to:

-	fair value gains by €1.6 million linked to the fair value of the EIB warrants (derivatives);
-	interest cost of the first six months of 2023 mainly due to interest expenses on banks borrowings for an aggregate amount of €1.9 million; and
-	foreign exchange result of the first six months of 2023 as a result of the unfavorable position of the foreign currency term deposit contracts at the maturity date for €0.7 million.

1.5.5.Income tax

In accordance with IAS 34, the income tax recognized in the financial statements for each interim period is adjusted based on a best estimate calculated by applying the expected weighted average tax rate for the entire year.

Current taxes

As the imputation of tax losses on tax benefits of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2023, no current taxes were recorded as of June 30, 2023, for Inventiva S.A.

Deferred taxes

Inventiva S.A. recorded tax losses in the first half of 2023. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis on June 30, 2023.

1.5.6.Net loss for the period

The Company recorded a net loss of €55.3 million in the first half of 2023 versus a net loss of €29.5 million in the first half of 2022, which was an increase in net loss of €25.8 million year over year.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

1.6.    Analysis of the financial situation

1.6.1.Non-current assets

Non-current assets consist of:

-	other non-current assets mainly comprising term accounts with progressive interest rates;
-	property, plant, and equipment, mainly comprising assets acquired on the incorporation of the Company and the right of use from Fibroscans leasing; and
-	intangible assets, mainly comprising the compound and software library.

Non-current assets
In thousands of euros	June 30, 2023	Dec. 31, 2022
Intangible assets	657	568
Property, plant and equipment	7,511	7,386
Other non-current assets	10,282	1,668
Total non-current assets	18,449	9,622

Non-current assets increased by €8.8 million (92%) compared to December 31, 2022. This was mainly attributable to the increase of other non-current assets of €8.6 million, due to the entry into of a two-year deposit forward contract with Crédit Agricole for €9.3 million during the first quarter of 2023 (see note 4.3 – Other non-current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2023).

1.6.2.Current assets

Current assets
In thousands of euros	June 30, 2023	Dec. 31, 2022
Inventories	401	373
Trade receivables	2,224	—
Tax receivables	4,405	6,007
Other current assets	14,101	13,267
Cash and cash equivalents	31,240	86,736
Total current assets	52,370	106,383

Current assets decreased by €54.0 million (51%) compared to December 31, 2022. This was mainly attributable to the €55.5 million (64%) decrease in cash and cash equivalents related to the Company’s activity (see section 2 Cash flow and equity);

As of June 30, 2023, tax receivables are mainly composed of research tax credits receivable in the amount of €4.4 million, distributed as follows:

-	2023 CIR as of June 30, 2023, in the amount of €3.6 million, including €1.0 million for the R&D Tax Research Credit of Inventiva Inc.; and
-	2022 R&D Tax Research Credit of Inventiva Inc as of December 31, 2022, in the amount of €0.7 million.

In the first half of 2023, the Company received the 2022 CIR in the amount of €5.2 million.

The €0.8 million increase in other current assets is mainly due to:

-

a decrease in term deposit accounts by €1.0 million (see note 4.6 – Trade receivables and other current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2023);

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 1. Interim Financial Report

-

an increase in current accrued income by €0.6 million which included the rebilling to CTTQ of specific costs (see note 4.6 – Trade receivables and other current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2023);

-	an increase in other receivables by €1.3 million.

1.6.3.Shareholders’ equity

Shareholders’ equity
In thousands of euros	June 30, 2023	Dec. 31, 2022
Share capital	421	421
Premiums related to share capital	173,886	173,886
Reserves	(126,537)	(74,286)
Foreign currency translation reserve	(168)	(271)
Net loss for the period	(55,269)	(54,274)
Total shareholders’ equity	(7,667)	45,476

At June 30, 2023, shareholders’ equity decreased by €53.1 million, or 117%, compared to December 31, 2022. This change is mainly due to the appropriation of 2022 net loss on reserves.

Changes in shareholders’ equity during the first six months of 2023 are described in further detail in note 4.8 – Shareholders’ equity of the Unaudited interim condensed consolidated financial statements as of June 30, 2023, and in section 2 Cash flow and equity of this document.

1.6.4.Non-current liabilities

Non-current liabilities
In thousands of euros	June 30, 2023	Dec. 31, 2022
Long-term debt	31,014	28,663
Derivatives instruments	8,253	9,876
Provisions for retirement benefit obligations	1,360	1,234
Long-term contract liabilities	61	55
Total non-current liabilities	40,688	39,827

The €0.9 million (2%) increase of non-current liabilities compared to December 31, 2022, is mainly due to the €2.4 million increase of long-term debt and the €1.4 million decrease of derivatives instruments (see note 4.9 – Financial debt of the Unaudited interim condensed consolidated financial statements as of June 30, 2023).

1.6.5.Current liabilities

Current liabilities
In thousands of euros	June 30, 2023	Dec. 31, 2022
Short-term debt	4,121	5,851
Trade payables	28,691	19,359
Short-term contract liabilities	6	6
Other current liabilities	4,981	5,486
Total current liabilities	37,798	30,701

Current liabilities increased by €7.1 million (23%) for the six months ended June 30, 2023, compared to December 31, 2022. This change is mainly due to the €9.3 million increase of trade payables related to the increase in research and development expenses in connection with the NATiV3 Phase III trial evaluating lanifibranor in NASH, and the €1.7 million decrease of short-term debt (see notes 4.9 – Financial debt of section 3. Unaudited interim condensed consolidated financial statements and section 2. Cash flow and equity).

2.Cash flow and equity

This section discusses the Company’s shareholders’ equity, cash position and sources of funding for the six months ended June 30, 2023, and the fiscal year ended December 31, 2022.

2.1.Cash and cash equivalents

Net cash and cash equivalents
In thousands of euros	June 30, 2023	Dec. 31, 2022
Other cash equivalents	19,561	16,798
Cash at bank and at hand	11,679	69,939
Cash and cash equivalents	31,240	86,736

Since its inception, the Company has financed its growth through successive capital increases (see section 4.5. Cash flow and equity of the Universal Registration Document 2022 and the note 1.2.2 – Other events of this document), debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

As of June 30, 2023, cash and cash equivalents amounted to €31.2 million compared to €86.7 million as of December 31, 2022, with a decrease of €55.5 million (64%), mainly related to the Company’s ongoing research activities, in particular the Phase III trial with lanifibranor for the treatment of NASH and, to a lesser extent, to the Phase II LEGEND trial.

Cash at hand and marketable securities held by the Company are generally invested in short-term deposit accounts that are readily convertible into known amounts of cash.

Cash at hand and marketable securities are used to finance the Company’s activities, in particular its R&D costs.

After deducting debt, the Company has a net cash deficit as of June 30, 2023. Borrowings are set out in section 2.1.2 Financing from bank loans below.

Analysis of debt
In thousands of euros	June 30, 2023	Dec. 31, 2022
Cash and cash equivalents	(31,240)	(86,736)
Current financial liabilities(1)	4,121	5,851
Current debt (A)	4,121	5,851
Non-current financial liabilities(1)	39,267	38,539
Non-current debt (B)	39,267	38,539
Total debt (A) + (B)	43,388	44,390
Net debt	12,148	(42,346)
(1)	Including accrued interests payable on loans

There are no restrictions on the use of the Company’s cash and cash equivalents resources.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 2. Cash flow and equity

2.1.1.Equity financing

As of June 30, 2023, the Company’s share capital remained stable compared to December 31, 2022, at €421.3 thousand.

2.1.2.Financing from bank loans

	Debt carried on				Exchange	Debt carried on
	balance the				rate	the balance
Analysis of debt	sheet at	Proceeds	Repayments	Fair Value	gain/losses	sheet on
In thousands of euros	Jan. 1, 2023	(+)	(-)	Variation	(+/-)	June 30, 2023
Lease liabilities	4,510	1,153	(707)	—	24	4,932
PGE SG 2020 (state-guaranteed)	2,926	—	(414)	—	—	2,512
PGE CA 2020 (state-guaranteed)	2,926	—	(415)	—	—	2,511
PGE BPI France 2020 (state-guaranteed)	3,094	—	(619)	—	—	2,475
PGE BPI France 2022 (state-guaranteed)	1,780	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	1,780
PPR CA 2022	1,780	—	—	—	—	1,780
BEI EMPRUNT PART 1 2022	15,400	—	—	—	—	15,400
DETTE BSA BEI 2022	9,876	—	—	(1,623)	—	8,253
Other(1)	319	1,646	—	—	—	1,965
Total	44,390	2,799	(2,155)	(1,623)	24	43,388
(1)	Including accrued interests payable on loans

The Company did not enter into new loan agreements during the first six months of 2023.

The Company’s loans and debt maturity profile as of June 30, 2023 is as follows:

June 30, 2023	Less than	Between 1 and	Between 3 and	More than
In thousands of euros	1 year	3 years	5 years	5 years
Bank borrowings	2,496	5,898	18,070	1,780
Derivatives	—	—	8,253	—
Other loans and similar borrowings(1)	56	—	1,902	—
Lease liabilities	1,568	3,363	—	—
Total loans and similar borrowings	4,121	9,261	28,226	1,780
(1)	Including accrued interests payable on loans.

2.1.3.Financing from Research Tax Credits

Due to its status as a European small and medium-sized enterprise (“SME”), the Company receives payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

The €3.6 million CIR income for the first six months of 2023 includes €1.0 million for the R&D Tax Research Credit of Inventiva Inc. As of December 31, 2022, the amount of €6.0 million included €0.8 million for the R&D Tax Research Credit of Inventiva Inc. (see note 4.6 – Trade receivables and other current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2023).

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 2. Cash flow and equity

Research tax credits during the six months ended June 30, 2023 and June 30, 2022 were as follows:

Financing from research tax credits	First half	First half
In thousands of euros	2023	2022
Income statement impact of research tax credits	3,631	3,210
Cash flow impact of research tax credits	—	—

The increase of €0.4 million compared to the first half of 2022 is primarily attributable to the increase in research and development expenses incurred by the Company.

2.2.Cash flow analysis

The following table sets forth the Company’s cash flow for the first half of 2023 and the first half of 2022:

Cash flow	First-half	First-half
In thousands of euros	2023	2022
Net cash used in operating activities	(45,233)	(26,221)
Net cash used in investing activities	(7,702)	(268)
Net cash from (used in) financing activities	(2,153)	13,952
Net increase (decrease) in cash and cash equivalents	(55,088)	(12,537)
Exchange gains / losses	(409)	2,390

In the first six months of 2023 and 2022, the main financing needs of the Company related to its operating activities, including its working capital requirements.

Net cash used in operating activities in the first six months of 2023 and 2022 amounted to €45.2 million and €26.2 million, respectively. This increase used in operations is mainly due to the €23.7 million increase of operating expenses, excluding depreciation, amortization, provision, and IFRS 2 expenses, and in particular lanifibranor’s research and development expenses, and mostly to the development of NATiV3 Phase III trial.

In the first half of 2023 net cash used in investing activities increased by €7.4 million compared to the first six months of 2022. This is mainly due to entry into a two-year deposit forward contract, accessible prior to the expiration of the term with a notice period of 31 days, with Crédit Agricole for €9.3 million during the first quarter of 2023.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 2. Cash flow and equity

2.2.1.Cash flow linked to operating activities

	First-half	First-half
In thousands of euros	2023	2022
Net loss for the period	(55,269)	(29,466)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	1,138	635
Deferred and current taxes	(35)	(74)
Tax credits	(3,643)	(2,639)
Cost of net debt	1,900	54
IFRS 2 expenses	2,046	1,643
Unrealized foreign exchange losses/(gains)	18	(3,284)
Change in fair value through profit (or loss)	503	—
Fair value variation	(1,623)	—
Other	—	—
Cash flows used in operations before tax, interest and changes in working capital	(54,965)	(33,130)
Increase (decrease) in operating and other receivables	(2,322)	3,894
(Increase) decrease in operating and other payables	8,147	(2,410)
Increase (decrease) in inventories	(28)	37
Tax credit received	5,220	3,553
Other	(1,285)	1,835
Tax, interest and changes in operating working capital	9,732	6,910
Net cash used in operating activities	(45,233)	(26,221)

Cash flow used in operating activities increased by €19.0 million in the first half of 2023 in comparison with the first half of 2022.

This increase in the cash used in operating activities is mainly attributable to the €23.7 million increase in operating expenses, excluding depreciation, amortization, provision, and IFRS 2 expenses, compared to the first half of 2022, mainly linked to the increase in research and development costs related to lanifibranor and mostly to the development of NATiV3 Phase III trial.

2.2.2.Cash flow linked to investing activities

Cash flow used in investing activities over the periods presented was as follows:

	First-half	First-half
In thousands of euros	2023	2022
Purchases of property, plant and equipment and intangible assets	(230)	(296)
Disposals of property, plant and equipment and intangible assets	130	24
(Increase)/decrease in current term accounts	998	—
Net change in other non-current financial assets	(8,600)	4
Net cash used in investing activities	(7,702)	(268)

In the first six months of 2023, the increase of net cash from investing activities was mainly attributable to net change in other non-current financial assets related to the entry into a two-year deposit forward contract with Crédit Agricole for €9.3 million during the first quarter of 2023.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 2. Cash flow and equity

2.2.3.Cash flow linked to financing activities

	First-half	First-half
In thousands of euros	2023	2022
Capital increase	2	8,834
Subscription of borrowings	—	5,340
Repayment of debt	(1,448)	—
Repayment of lease liabilities	(707)	(223)
Net cash (from) used in financing activities	(2,153)	13,952

In the first half of 2023, net cash used in financing operations amounted to €2.1 million compared to €14.0 million net cash flows from financing operations in the first half of 2022. This was attributable to:

-

the repayment of the loans obtained from a syndicate of French banks, in the form of loans mainly guaranteed by the French State (Prêts Garantis par l’Etat or “PGE”) (see note 4.9 – Financial debt of the Unaudited interim condensed consolidated financial statements as of June 30, 2023) and;

-	the repayment of lease liabilities related to Fibroscans equipment.

2.3.Anticipated sources of funds

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future.

As of June 30, 2023, the Company had €31.2 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (refer to Note 9 – Cash and Cash equivalents). As of June 30, 2023, the Company also had:

●	a €0.05 million of short-term deposits, included in “other current assets”, but considered by the Company as liquid and easily available, and;
●	a €9.3 million long-term, two-year deposit forward contract entered into during the first quarter of 2023, included in “other non-current assets”, but accessible prior to the expiration of the term upon 31 days written notice.

Following June 30, 2023, the Company has received:

●	Gross cash proceeds of €35.7 million from its previously announced August 2023 financing, consisting of €30.6 million from a capital increase (the “August 2023 Share Issuance”) and €5.1 million for the issuance of royalty certificates (the “Royalty Certificate Issuance”) and which settled on September 5, 2023 (described in Note 6.4 – Events after the reporting date);
●	Milestone payments of €1.7 million net under the license and collaboration agreement signed with CTTQ related to achievement of the first milestone (described in Note 1.2 Significant events in the first half of 2023).

As of the date of authorization for issuance of the financial statements, given its current cost structure and its projected expenditure commitments, the Company has estimated to be able to finance its activities until the beginning of the second quarter of 2024. This estimate was based on the Company’s current business plan and excluded the conditional second tranche of €25.0 million of the EIB Financing, any potential milestones payable to or by the Company (including the upfront payment of $10 million under the licensing agreement with Hepalys and the milestone payment of $3 million under the license and collaboration agreement with CTTQ) and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023 || 2. Cash flow and equity

Accordingly, as of authorization for issuance of the financial statements, the Company’s current cash and cash equivalents was not expected to be sufficient to cover its operating needs for at least the next 12 months.

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company expects to continue to rely on additional funding to achieve its development goals for its research and development programs, through a combination of potential equity issuances, debt financings, collaborations, strategic alliances, license, or other transactions.

The Company expects to receive potential payments by the end of 2023:

●	a milestone payment of $3 million (equivalent to €2.8 million at June 30, 2023 rate of $1.087 for €1,00) under the license and collaboration agreement with CTTQ (described in Note 1.2 Significant events in the first half of 2023) ; and
●	an upfront payment of $10 million (equivalent to €9.2 million at June 30, 2023 rate of $1.087 for €1.00) under the licensing agreement with Hepalys Pharma, Inc (described in Note 6.4 – Events after the reporting date).

The Company also expects to rely on the potential €25 million EIB Financing in accordance with the terms of the financing agreement entered into with the Company on May 16, 2022 (see the Note 4.9 Financial debt) in the event all conditions precedent are met for disbursement. To date, the remaining conditions precedent to the EIB Financing are as follows: (i) the receipt by the Company of at least €70 million (it being specified that as of the date of authorization for issuance of these financial statements, the Company has already reached an amount of €59.1 million (which does not take into account the upfront payment of $10 million under the licensing agreement with Hepalys and the milestone payment of $3 million under the license and collaboration agreement with CTTQ), and (ii) specified operating targets. The Company expects to meet these conditions by the end of 2023.

It cannot be guaranteed that the conditions precedent to the receipt of funds under the EIB Financing will be met within the necessary timing, if at all.

In addition, the Company expects to seek additional funds through:

●	potential sales of ADSs under the At-The-Market (“ATM”) program, for a potential amount of up to $58.3 million until August 2, 2024;
●	other potential public or private equity or debt offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

In addition, the Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s growth prospects.

The Company may have based this estimate on assumptions that may prove to be incorrect, and the Company may end up using its resources sooner than anticipated.

Based on the above, the unaudited interim condensed consolidated financial statements for the half year period ended June 30, 2023, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

3.Unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

		June 30,	Dec. 31,
	Notes	2023	2022
Intangible assets	4.1	657	568
Property, plant and equipment	4.2	7,511	7,386
Other non‑current assets	4.3	10,282	1,668
Total non‑current assets		18,449	9,621
Inventories	4.5	401	373
Trade receivables	4.6	2,224	—
Tax receivables	4.6	4,405	6,007
Other current assets	4.6	14,101	13,267
Cash and cash equivalents	4.7	31,240	86,736
Total current assets		52,370	106,383
Total assets		70,819	116,004

Share capital	4.8	421	421
Premiums related to share capital	4.8	173,886	173,886
Reserves	4.8	(126,537)	(74,286)
Translation reserve	4.8	(168)	(271)
Net loss for the period	4.8	(55,269)	(54,274)
Shareholders’ equity		(7,667)	45,476
Long-term debt	4.9	31,014	28,663
Long-term debt - derivatives	4.9	8,253	9,876
Provisions for retirement benefit obligations	4.11	1,360	1,234
Long‑term contract liabilities	4.13	61	55
Total non‑current liabilities		40,688	39,827
Short‑term debt	4.9	4,121	5,851
Trade payables	4.12	28,691	19,359
Short‑term contract liabilities	4.12	6	6
Other current liabilities	4.12	4,981	5,485
Total current liabilities		37,798	30,701
Total equity and liabilities		70,819	116,004

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of (income) loss

(in thousands of euros)

		Six months ended
	Notes	June 30, 2023	June 30, 2022
Revenue		1,901	67
Other income	5.1	4,721	3,325
Research and development costs	5.2	(54,062)	(29,866)
Marketing — Business development expenses	5.2	(705)	(278)
General and administrative expenses	5.2	(6,812)	(6,847)
Other operating income (expenses)	5.3	(44)	131
Net operating loss		(55,003)	(33,468)
Financial income	5.4	2,373	4,159
Financial expenses	5.4	(2,646)	(177)
Net financial income		(273)	3,983
Income tax	5.5	7	19
Net loss for the period		(55,269)	(29,466)
Basic/diluted loss per share (euros/share)		(1.31)	(0.72)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	5.6	42,044,796	40,864,457

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of comprehensive (income) loss

(in thousands of euros)

	Six months ended
	June 30, 2023	June 30, 2022
Net loss for the period	(55,269)	(29,466)
Items recycled to income	104	(75)
Currency translation differences	104	(75)
Items not recycled to income	(14)	370
Actuarial gains and losses on retirement benefit obligations (IAS 19)	(14)	370
Total comprehensive loss	(55,179)	(29,172)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros)

			Premiums
			related to	Net income
		Share	share	(loss) for	Translation		Shareholders’
	Notes	capital	capital	the period	reserves	Reserves	equity
At January 1, 2023		421	173,886	(54,274)	(271)	(74,286)	45,476
Net income (loss) for the period		—	—	(55,269)	—	—	(55,269)
Actuarial gains and losses, net of deferred tax		—	—	—	—	(14)	(14)
Change in actuarial gains and losses		—	—	—	104	—	104
Total comprehensive income (loss)		—	—	(55,269)	104	(14)	(55,179)
Appropriation of 2022 net income (loss)		—	—	54,274	—	(54,274)	—
Issue of ordinary shares	4.8	—	—	—	—	—	—
Transaction costs	4.8	—	—	—	—	—	—
Share-based payment compensation expenses	4.8	—	—	—	—	2,046	2,046
BSA share warrants subscription premium		—	—	—	—	2	2
Treasury shares		—	—	—	—	10	10
Other		—	—	—	—	(22)	(22)
At June 30, 2023		421	173,886	(55,269)	(168)	(126,537)	(7,667)

			Premiums
			related to	Net income
		Share	share	(loss) for	Translation		Shareholders’
	Notes	capital	capital	the period	reserves	Reserves	equity
At January 1, 2022		409	165,072	(49,635)	(164)	(26,815)	88,866
Net income (loss) for the period		—	—	(29,466)	—	—	(29,466)
Actuarial gains and losses, net of deferred tax		—	—	—	—	370	370
Change in actuarial gains and losses		—	—	—	(75)	—	(75)
Total comprehensive income (loss)		—	—	(29,466)	(75)	370	(29,172)
Appropriation of 2021 net income (loss)		—	—	49,635	—	(49,635)	—
Issue of ordinary shares	4.8	—	9,354	—	—	—	9,366
Transaction costs	4.8	13	(532)	—	—	—	(532)
Share-based payment compensation expenses	4.8	—	—	—	—	1,643	1,643
Treasury shares		—	—	—	—	(445)	(445)
At June 30, 2022		421	173,893	(29,466)	(240)	(74,881)	69,727

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	First-half	First-half
	2023	2022
Net loss for the period	(55,269)	(29,466)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	1,138	635
Deferred and current taxes	(35)	(74)
Tax credits	(3,643)	(2,639)
Cost of net debt	1,900	54
Share‑based compensation expense	2,046	1,643
Other	18	(3,284)
Exchange (gains) / losses	503	—
Fair value variation through profit and loss	(1,623)	—
Cash flows used in operations before tax, interest and changes in working capital	(54,965)	(33,130)
Decrease / (increase) in operating and other receivables	(2,322)	3,894
Increase / (decrease) in operating and other payables	8,147	(2,410)
Decrease / (increase) in inventories	(28)	37
Tax credit received	5,220	3,553
Other	(1,285)	1,835
Tax, interest and changes in operating working capital	9,732	6,910
Net cash used in operating activities	(45,233)	(26,221)
Purchases of property, plant and equipment and intangible assets	(230)	(296)
Disposals of property, plant and equipment and intangible assets	130	24
Decrease / (Increase) in short-term deposit accounts	998	—
Net change in other non-current financial assets	(8,600)	4
Net cash used in investing activities	(7,702)	(268)
Capital increase	2	8,834
Subscription of borrowings	—	5,340
Repayment of debt	(1,448)	—
Repayment of lease liabilities	(707)	(223)
Net cash from (used in) financing activities	(2,153)	13,952
Net increase (decrease) in cash and cash equivalents	(55,087)	(12,537)
Cash and cash equivalents at beginning of period	86,736	86,553
Exchange gains / (losses)	(409)	2,390
Net cash and cash equivalents at the end of period	31,240	76,406

The accompanying notes form an integral part of these financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 1.    Company information

1.1	Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group is designated as “Inventiva” or the “Company”).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, (“NASH”), and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing lanifibranor in the treatment for NASH, as well as a pipeline of earlier stage programs or oncology discovery.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a chronic and progressive liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation. The Company initiated the preparations for the pivotal Phase III trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”). In the first half of 2022, the Company faced delays in its NATiV3 trial that were primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company experienced slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic mainly during the years 2020 and 2021 and the Company was unable to conduct clinical trial activities at sites originally located in Ukraine due to the war and made the decision to close all sites in Russia. Inventiva has amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. In January 2023, the Company announced additional changes to the design of NATiV3 and the clinical development plan of lanifibranor. The last patient first visit for NATiV3 is targeted by the end of the second half of 2023, subject to the implementation and effect of the protocol amendments and additional measures being reviewed and designed to accelerate the enrollment rate. As of the date of this report, 409 clinical sites are activated. The publication of the topline results of the part 1 of NATiV3 is targeted for the second half of 2025. If the results of the trial confirm sufficient clinical benefit, the Company plans to file an application for accelerated approval in the United States and conditional authorization in the European Union for the marketing of lanifibranor.

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis. The changes are expected to be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

Additionally, in 2022, the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on multiple factors, including Chinese regulatory authorities’ feedback, CTTQ is expected to either join the ongoing NATiV3 Phase III trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China. In May 2023, the Company announced that CTTQ had received the Investigational New Drug (IND) approval from the Chinese National Medicine Products Administration allowing CTTQ to initiate the clinical development of lanifibranor in NASH in mainland China. Sino Biopharm will participate in the ongoing NATiV3 Phase III trial and will conduct a Phase I clinical pharmacology study.

The Company’s pipeline also includes odiparcil for the treatment of patients with mucopolysaccharidosis type VI (“MPS VI”), a group of rare genetic diseases. Based on feedback from the U.S. Food and Drug Administration (“FDA”), Inventiva believes there is potential for an efficient development pathway for odiparcil for the treatment of MPS VI and it continues to review potential options to further develop of odiparcil for the treatment of MPS VI, which may include pursuing or creating a partnership.

On July 27, 2023 the Company announced the improved patient enrollment rate and indicated that recruitment for its pivotal Phase III trial NATiV3 of lanifibranor in non-cirrhotic NASH continues. The previously announced revised study design which limits the duration of the trial to 120 weeks instead of up to 7 years, reduces the number of biopsies from three to two, and includes a 48-week active treatment extension study and has been approved in 16 countries and approximately 70% of activated sites are currently operating under the revised design. The Company also announced that this new design continues to improve the patient enrollment rate which had doubled in sites where the revised design had been in place for more than 3 months. In addition, the screen failure rate has been improving since September 2022.

On September 20, 2023, the Company and Hepalys Pharma, Inc. announced an exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea. Hepalys Pharma, Inc. is a new company created by Catalys Pacific and in which the Company has the option to acquire 30% of the shares of Hepalys Pharma that can be exercised within the 30 days of the effective date of the licensing agreement. Under the exclusive licensing agreement, the Company will receive a $10 million upfront payment, and is eligible to receive up to $ 231 million in clinical, regulatory and commercial milestone payments in addition to tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea. Pending regulatory approvals, Hepalys Pharma, Inc. is expected to initiate Phase I PKPD studies in Japanese patients and healthy volunteers and will be responsible for funding all studies of lanifibranor necessary to file for a new drug application in Japan and South Korea. In addition to the 30% of the shares of Hepalys Pharma, Inc., the Company has the option to acquire all outstanding shares of Hepalys Pharma, Inc., at a pre-agreed multiple of post-money valuation. in the event Hepalys receives an offer to sell the license or rights related to lanifibranor, the Company has a right of first refusal. This agreement is detailed in note 6.4 – Events after the reporting date.

1.2	Significant events in the first half of 2023

Business

Changes in the clinical development of lanifibranor

On January 4, 2023, the Company announced changes to the clinical development of lanifibranor, including plans for a new Phase III trial in patients with NASH and compensated cirrhosis. The changes are expected to be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

Service contract with Avant Santé

On February 21, 2023, the Company entered into a study service agreement with Avant Santé, a contract research organization (“CRO”) based in Mexico, in connection with the NATiV3 clinical trial. Pursuant to the terms of the agreement, the CRO is to randomize 120 patients in 10 clinical sites in Mexico by December 31, 2023. The Company estimates that it will pay Avant Santé a total amount up to €14.7 million over the period from February 22, 2023, the effective date of the contract, until the second half of 2027.

CTTQ

On May 22, 2023, CTTQ received Investigational New Drug (“IND”) approval from the Chinese National Medical Products Administration (“NMPA”) to initiate the clinical development in mainland China of lanifibranor in NASH. Sino Biopharm will participate in the ongoing NATiV3 Phase III trial which, if positive, is expected to support a potential filing of a new drug application in China. In parallel, CTTQ will conduct a Phase I clinical pharmacology study.

The Company invoiced CTTQ for $2.1 million on May 22, 2023 (the total invoice corresponds to the milestone payment of $2 million following the IND approval from the NMPA, and an additional billing of  $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of  $0.2 million2.

2The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euros.

The Company is eligible to receive another short-term potential milestone payment under the license and collaboration agreement with CTTQ for $3 million upon enrolment of the first patient in the registrational study of licensed product for first indication in mainland China.

Results of Phase II clinical trial evaluating lanifibranor in patients with T2D and nonalcoholic fatty liver disease (“NAFLD”)

On June 13, 2023, the Company announced positive topline results from the investigator-initiated Phase II clinical trial evaluating lanifibranor in patients with T2D and NAFLD.

The study achieved the primary efficacy endpoint demonstrating a 44% reduction of hepatic fat measured by proton magnetic resonance spectroscopy (1H-MRS) following 24 weeks of treatment in patients with NAFLD.

The study also demonstrated that a significantly higher proportion of patients achieved a greater than 30% liver triglyceride reduction as well as NAFLD resolution with lanifibranor compared to placebo.

In addition, the study demonstrated a significant effect on a series of secondary endpoints and amelioration of the adipose tissue dysfunction with a robust increase in plasma adiponectin. The treatment with lanifibranor 800mg/once daily for 24 weeks was well tolerated, with no safety concerns reported.

Amendment to the CRO Contract with Pharmaceutical Research Associates B.V.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with PRA (see Note 6.1 - Commitments related to operational activities), which amends provisions relating to study information following changes to the trial protocol. The commitment to PRA amounts to €207.0 million, with a bonus or malus capped at €2.4 million, amended from the previous commitment to PRA, which amounted to €223.8 million, with a bonus or malus capped at €3.4 million.

Share-based payments

Granting of new plans

The Board of Directors decided on May 25, 2023 to grant the following shares:

-	10,000 share warrants (“BSA 2023-1”) to David Nikodem, a member of Sapidus Consulting Group LLC, service provider of the Company;
-	300,000 free shares (AGA “Plan 2023-1”) to Pierre Broqua, deputy chief executive officer and director of the Company;
-	300,000 free performance units (2023 long-term incentive plan in performance units or “PAGUP 2023”) to Frédéric Cren, as chief executive officer and chairman of the board of the Company.

The plans are described in note 4.8 – Shareholders’ Equity.

Note 2.    Basis of preparation and statement of compliance

2.1.Basis of preparation for the consolidated financial statements

The Company has prepared these unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standard Board (“IASB”).

These unaudited interim condensed consolidated financial statements as of June 30, 2023 were approved by the Board of Directors of the Company on September 26, 2023.

2.2.Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standards (IAS) 34—Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2022.

IFRS basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2023 are identical to those used in the annual financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2022, with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2023

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2023 in the European Union primarily concern:

-	IFRS 17 Insurance Contracts;
-	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2;
-	Definition of Accounting Estimates – Amendments to IAS 8; and
-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.

Those amendments had no material impact on the Company’s unaudited interim condensed consolidated financial statements. As of June 30, 2023, the IASB had not published any amendments that would be expected to have a material impact on the Company’s consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations that may have material impact on the Company’s financial statements had been published but were not yet applicable as of June 30, 2023.

2.3.Scope and method of consolidation

●	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances, and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

●	Consolidated entities

As of June 30, 2023, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

2.4Foreign currency translation

●	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

●	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of June 30, 2023
Average exchange rate for the period	1.0807
Exchange rate at period end	1.0866

Note 3.    Accounting principles

3.1.	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

There have been no significant changes in the material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements from those described in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2022.

The conflict in Ukraine has not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s unaudited interim condensed consolidated financial statements.

3.2.Fair value measurement

Financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial assets and liabilities of the Company measured at fair value at June 30, 2023:

At June 30, 2023 (in thousands of euros)	Level 1	Level 2	Level 3
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	8,253
Total liabilities	—	—	8,253

The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2022:

At December 31, 2022 (in thousands of euros)	Level 1	Level 2	Level 3
Total assets	—	—	—
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	9,876
Total liabilities	—	—	9,876

3.3.Specific disclosure requirements for unaudited interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

3.4.	Going concern

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future.

As of June 30, 2023, the Company had €31.2 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (refer to Note 4.7 – Cash and Cash equivalents). As of June 30, 2023, the Company also had:

●	a €0.05 million of short-term deposits, included in “other current assets”, but considered by the Company as liquid and easily available, and;
●	a €9.3 million long-term, two-year deposit forward contract entered into during the first quarter of 2023, included in “other non-current assets”, but accessible prior to the expiration of the term upon 31 days written notice.

Following June 30, 2023, the Company has received:

●	Gross cash proceeds of €35.7 million from its previously announced August 2023 financing, consisting of €30.6 million from a capital increase (the “August 2023 Share Issuance”) and €5.1 million for the issuance of royalty certificates (the “Royalty Certificate Issuance”) and which settled on September 5, 2023 (described in Note 6.4 – Events after the reporting date);
●	Milestone payments of €1.7 million net under the license and collaboration agreement signed with CTTQ related to achievement of the first milestone (described in Note 1.2 Significant events in the first half of 2023).

As of the date of authorization for issuance of the financial statements, given its current cost structure and its projected expenditure commitments, the Company estimates to be able to finance its activities until the beginning of the second quarter of 2024. This estimate is based on the Company’s current business plan and excludes the conditional second tranche of €25.0 million of the EIB Financing, any potential milestones payable to (of which the potential payments from Hepalys Pharma licensing agreement) or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue.

Accordingly, as of authorization for issuance of the financial statements, the Company’s current cash and cash equivalents is not expected to be sufficient to cover its operating needs for at least the next 12 months.

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company expects to continue to rely on additional funding to achieve its development goals for its research and development programs, through a combination of potential equity issuances, debt financings, collaborations, strategic alliances, license, or other transactions.

The Company expects to receive potential payments by the end of 2023:

●	a milestone payment of $3 million (equivalent to €2.8 million at June 30, 2023 rate of $1.087 for €1,00) under the license and collaboration agreement with CTTQ (described in Note 1.2 Significant events in the first half of 2023); and
●	an upfront payment of $10 million (equivalent to €9.2 million at June 30, 2023 rate of $1.087 for €1.00) under the licensing agreement with Hepalys Pharma, Inc (described in Note 6.4 – Events after the reporting date).

The company also expects to rely on the potential €25 million EIB Financing in accordance with the terms of the financing agreement entered into with the Company on May 16, 2022 (see the Note 4.9 Financial debt) in the event conditions precedent for disbursement are met. To date, the remaining conditions precedent to the EIB Financing are as follows: (i) the receipt by the Company of at least €70 million (it being specified that as of the date of authorization for issuance of these financial statements, the Company has already reached an amount of €59.1 million (which does not take into account the upfront payment of $10 million under the licensing agreement with Hepalys and the milestone payment of $3 million under the license and collaboration agreement with CTTQ), and (ii) specified operating targets. The Company expects to meet these conditions by the end of 2023.

Following receipt of the second tranche of the EIB Financing, Hepalys and CTTQ milestone payments, the Company believes that it will then have sufficient net working capital to meet its current obligations until the beginning of the third quarter of 2024.

The Company may have based this estimate on assumptions that may prove to be incorrect, and the Company may end up using its resources sooner than anticipated.

In addition, the Company expects to seek additional funds through:

●	potential sales of ADSs under the At-The-Market (“ATM”) program, for a potential amount of up to $58.3 million until August 2, 2024;
●	other potential public or private equity or debt offerings; and
●	potential strategic transactions such as business development partnerships and/or royalty deals.

In addition, the Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures, in particular, it cannot be guaranteed that the conditions precedent to the receipt of funds under the EIB Financing will be met within the necessary timing, if at all. or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s growth prospects.

Based on the above, the unaudited interim condensed consolidated financial statements for the half year period ended June 30, 2023, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

Note 4.    Notes to the consolidated balance sheet

4.1Intangible assets

In thousands of euros	June 30, 2023	Dec. 31, 2022
Intangible assets, gross	3,924	3,732
Amortization and impairment	(3,267)	(3,164)
Intangible assets, net	657	568

4.2Property, plant and equipment

	June 30,	Dec. 31,
In thousands of euros	2023	2022
Property, plant and equipment, gross	16,993	15,941
Depreciation and impairment	(9,482)	(8,555)
Property, plant and equipment, net	7,511	7,385

As of June 30, 2023, the gross value of property, plant and equipment increased by €1.1 million mainly due to the recognition of the right of use related to the Fibroscans lease agreement for €1.2 million. On September 21, 2021, the Company entered into an agreement with Echosens to lease Fibroscans in order to equip the clinical sites opened for the NATiV3 Phase III trial, evaluating lanifibranor in patients with NASH.

4.3Other non-current assets

	June 30,	Dec. 31,
In thousands of euros	2023	2022
Long-term deposit accounts	9,300	700
Advance payments – non-current	895	895
Accrued income	79	65
Security deposits	8	8
Other non‑current assets	10,282	1,668

As of June 30, 2023, long-term deposit accounts with more than a year of maturity increased by €8.6 million, related to:

-	the entry into a €9.3 million two-year deposit forward contract, accessible prior to the expiration of the term with a notice period of 31 days, in January 2023; and
-	the change of maturity of a €0.7 million term deposit (a deposit maturing at January 30, 2024 and repaid early in April, 2023).

At June 30, 2023 and December 31, 2022, non-current advances to suppliers amounted to €0.9 million, corresponding to the advance paid under the CRO contract with PRA (see Note 6.1 – Commitments related to operational activities).

4.4Deferred tax asset

Inventiva S.A. has recorded tax losses for the first half of 2023. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis for the six months ended June 30, 2023.

Deferred tax assets were recognized only for the entities that have provided sufficient evidence to attest that they will have a sufficient taxable benefit available to use the unused tax losses in the foreseeable future.

4.5Inventories

	June 30,	Dec. 31,
In thousands of euros	2023	2022
Laboratory inventories	434	406
Inventories write‑down	(33)	(33)
Inventories	401	373

4.6Trade receivables, tax receivables and other current assets

Trade receivables

Trade receivables break down as follows:

	June 30,	Dec. 31,
In thousands of euros	2023	2022
3 months or less	2,224	—
Between 3 and 6 months	—	—
Between 6 and 12 months	—	—
More than 12 months	—	—
Trade receivables	2,224	—

The average payment period is 30 days.

As of June 30, 2023, trade receivables consisted mainly of the milestone payment by CTTQ of $2.1 million following the IND approval from the NMPA (including $0.1 million of withholding tax, resulting in a net amount of $2 million), corresponding to €1.9 million on the date of the invoice. This payment was received on July 19, 2023. The milestone payment is further described in note 1.2 “Significant events in the first half of 2023”.

As of June 30, 2023, trade receivables also consisted of the reinvoicing to CTTQ of a share of costs incurred as of June 30, 2023 in the Phase I clinical pharmacology study for the ongoing NATiV3 Phase III trial in the amount of €0.3 million.

Tax receivables and Other current assets

	June 30,	Dec. 31,
In thousands of euros	2023	2022
CIR and other research tax credits	4,385	5,994
Other	19	13
Tax receivables	4,405	6,007
Prepaid expenses	8,576	8,601
Short-term deposit accounts	50	1,048
Current accrued income	758	117
Liquidity agreement - Cash	293	282
Sales tax receivable	3,000	3,057
Other receivables	1,424	162
Other current assets	14,101	13,267
Other current assets and receivables	18,505	19,274

As of June 30, 2023, tax receivables are mainly composed of research tax credits receivable in the amount of €4.4 million, distributed as follows:

-	2023 CIR as of June 30, 2023, in the amount of €3.6 million, including €1.0 million for the R&D Tax Research Credit of Inventiva Inc.; and
-	2022 R&D Tax Research Credit of Inventiva Inc as of December 31, 2022, in the amount of €0.7 million.

In the first half of 2023, the Company received the 2022 CIR in the amount of €5.2 million.

Prepaid expenses, did not decrease significantly compared to December 31, 2022, they are mainly composed of trial costs incurred under the CRO contracts and, to a lesser extent, computer maintenance and research equipment costs, patent annuity costs and insurance contributions for the first six months of 2023.

As of June 30, 2023, the current accrued income included the specific costs to be reinvoiced to CTTQ, relating to CRO accrued liabilities, for an amount of €0.7 million (see Note 4.12 “Trade payables and other current liabilities”).

As of June 30, 2023, short-term deposit accounts had decreased by €1.0 million compared to December 31, 2022, mainly due to the deposit account change in maturity for €1.0 million and the end of a deposit for €0.05 million.

4.7Cash and cash equivalents

Net cash and cash equivalents	June 30,	Dec. 31,
In thousands of euros	2023	2022
Other cash equivalents(1)	19,561	16,798
Cash at bank and at hand	11,679	69,939
Cash and cash equivalents	31,240	86,736
(1)	Other cash equivalents correspond mainly to short-term bank deposits.

4.8Shareholders’ equity

Share capital

The share capital is set at €421 thousand at June 30, 2023 divided into 42,134,169 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation during the first half of 2023 is set forth in the table below:

In euros, except number of shares

			Premiums
		Share	related to	Number of	Nominal
Date	Nature of the transactions	capital	share capital	shares	value
Balance at December 31, 2022		421,341	173,885,665	42,134,169	0.01
Balance at June 30, 2023		421,341	173,885,665	42,134,169	0.01

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in subsection “Options and share warrants” and “Free shares awards”.

Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, which automatically renews for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (“ISP”) is authorized to buy and sell the Company’s treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2023.

At June 30, 2023, treasury shares acquired by the Company through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the first half of 2023, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

Options and share warrants (BSA and BSPCE)

Share-based payments correspond to:

-	BSPCE founder share warrants granted to Company employees in 2013 and 2015;

-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18;
-	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of Inventiva, with a subscription price set at €0.29;
-	BSPCE founder share warrants granted in 2021, to Frederic Cren and Pierre Broqua, Company’s Directors;
-	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €2.45; and
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.21 and an exercise price of €2.51.

BSA and BSPCE plan characteristics

As of January 1, 2023, two BSPCE share warrant plans were outstanding: BSPCE 2013-1 and BSPCE 2021.

The BSPCE and BSA share warrant plans are described in the note 10.3 “Share warrants plans” of the 2022 annual financial statements.

A new BSA share warrants plan was attributed on May 25, 2023, to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of the Company, with a subscription price set at €0.21 and an exercise price of €2.51.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited/	at June 30,	exercisable
Type	Grant Date	(in euros)	2023	Issued	Exercised	Lapsed	2023	shares
BSPCE 2013 plan	12/13/13	0.59	8,800	—	—	—	8,800	8,800
BSPCE 2021 plan	04/16/21	11.74	480,000	—	—	—	480,000	—
Total BSPCE share warrants			488,800	—	—	—	488,800	8,800
BSA — 2017 plan	05/29/17	6.68	130,000	—	—	—	130,000	130,000
BSA — 2018 plan	12/14/18	6.07	116,000	—	—	—	116,000	116,000
BSA — 2019 plan	06/28/19	2.20	10,000	—	—	—	10,000	10,000
BSA — 2019 bis plan	03/09/20	3.68	10,000	—	—	—	10,000	10,000
BSA — 2019 ter plan	03/09/20	3.68	36,000	—	—	—	36,000	36,000
BSA — 2021 plan	04/16/21	11.74	16,000	—	—	—	16,000	—
BSA 2023 plan	25/05/23	2.51	—	10,000	—	—	10,000	—
Total BSA share warrants			318,000	10,000	—	—	328,000	302,000
Total share warrants			806,800	10,000	—	—	816,800	310,800

At June 30, 2023, a total of 480,088 BSPCEs (or 488,800 shares) and 328,000 BSAs were outstanding, corresponding to a total of 816,800 shares, the maximum number of shares to be issued when all related conditions are met.

Free share awards

AGA free share award plans

As of January 1, 2023, four free share award plans were outstanding: AGA 2021-1, AGA 2021-bis, AGA 2022, and AGA 2023-1.

The Board of Directors decided on May 25, 2023 to grant 300,000 free shares (AGA “plan 2023-1”) to Pierre Broqua; as deputy chief executive officer and director of the Company.

Movements in AGA free shares (in number of shares issuable upon exercise)

		Reference	Outstanding				Outstanding	Number of
		price (in	at Jan 1,			Forfeited /	at June 30,	exercisable
Type	Grant date	euros)	2023	Issued	Exercised	Lapsed	2023	shares
AGA Plan 2021-1	04/16/21	11.30	340,800	—	—	—	340,800	—
AGA Plan 2021-bis	12/08/21	12.20	76,800	—	—	(4,000)	72,800	—
AGA 2022	12/08/22	4.18	373,000	—	—	(7,500)	365,500	—
AGA 2023-1	25/05/23	2.60	—	300,000	—	—	300,000	—
Total free shares			790,600	300,000	—	(11,500)	1,079,100	—

At June 30, 2023, a total of 1,079,100 AGA bonus shares were outstanding.

The free share award plan is described in the Note 10.4 “Bonus share award plans” of the annual consolidated financial statements for the year ended on December 31, 2022.

The main characteristics of the AGA 2023-1 are:

●	Decision of issuance by the Board of directors and grant date: May 25, 2023
●	Beneficiary: Pierre Broqua, deputy chief executive officer and director of the Company
●	Vesting and holding period (year): 4
●	Service condition: Yes
●	Market Performance condition: No
●	Number of AGA granted: 300,000
●	Number of shares per AGA: 1
●	Valuation method used: AGAs are valued on the basis of the share price less future dividends, discounted at the risk-free rate.
●	Fair value per AGA at grant date: €2.60

Share-based payments with respect to AGA bonus shares and BSA share warrants totaled €2.0 million at June 30, 2023, compared to €1.6 million at June 30, 2022. They are recognized in personnel costs (see Note 5.2 “Operating expenses”).

Performance units (“PAGUP”)

The Board of Directors decided on 25 May 2023 to grant 300,000 performance units (“PAGUP 2023”). The PAGUP is contingently cash settled. The most probable settlement is equity settled.

		Reference	Outstanding				Outstanding	Number of
	Grant	price (in	at Jan 1,			Forfeited	at June 30,	exercisable
Type	date	euros)	2023	Issued	Exercised	/ Lapsed	2023	shares
PAGUP 2023	25/05/23	2.60	—	300,000	—	—	300,000	—
Total PAGUP			—	300,000	—	—	300,000	—

The main characteristics of the PAGUP 2023 are:

●	Decision of issuance by the Board of directors and grant date: May 25, 2023
●	Beneficiary: Frederic Cren, as chief executive officer and chairman of the board of the Company
●	Vesting and holding period (year): 4
●	Service condition: Yes
●	Market Performance condition: No
●	Number of performance unit granted: 300,000
●	Number of shares per performance unit: 1
●	Valuation method used: PAGUPs 2023 are valued on the basis of the share price less future dividends, discounted at the risk-free rate.

●	Fair value per PAGUP 2023 at grant date: €2.60

The purpose of this plan is to provide Frédéric Cren, chief executive officer and chairman of the board of the Company, with a long-term incentive scheme under economically comparable conditions to those granted to Pierre Broqua, deputy chief executive officer and director of the Company, under the AGA 2023-1 plan. As of May 25, 2023, Frédéric Cren is not eligible for a free allotment of Company shares under Article L. 225-197-1 II of the French Commercial Code, as he holds more than 10% of the Company’s share capital. However, if during the one-year period starting May 25, 2023, Frédéric Cren were to become eligible for a free allotment of shares on this basis, the Board of Directors undertakes to allot to the beneficiary, in substitution for the performance units, an equivalent number of free shares. The free shares that will replace the performance units will be governed by AGA Regulation 2023-1.

4.9Financial debt

In thousands of euros	June 30, 2023	Dec. 31, 2022
Bank borrowings	28,245	29,689
Derivatives instruments	8,253	9,876
Other loans and similar borrowings(1)	1,958	316
Lease liabilities	4,932	4,510
Total debt	43,388	44,390
(1)	include accrued interests.

Movements in the period break down as follows:

In thousands of euros
January 1, 2023	44,390
Subscription of lease liabilities	1,153
Repayment of bank borrowings	(1,448)
Repayment of lease liabilities	(707)
Capitalized interest	1,646
Change in fair value of derivatives instruments	(1,623)
Exchange rate change	(24)
June 30, 2023	43,388

French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat), or “PGE” which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed up to 90% by the French government with an initial term of twelve months. In May 2023, the Company exercised the option to extend the maturity to align with the 2020 PGE, meaning May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE repayments in the first six months of 2023 amounted to €1.4 million.

Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract with EIB for up to €50 million, divided into two tranches of €25 million each.

Capitalized interest for the first tranche (“Tranche A”) is 8% and for the second tranche (“Tranche B”) is 7%. The maturity date of any borrowings under the facility is four years after disbursement of Tranche A and three years after disbursement of Tranche B. It is therefore expected that the reimbursement of the interest and capital of this credit facility should happen after the publication of the headline results of the part 1 of the NATiV3 Phase III clinical trial of lanifibranor in patients with NASH. Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled.

On December 8, 2022, the Company received the disbursement of Tranche A.

The disbursement of the Tranche B is subject to, among other conditions:

-	the full drawdown of the first tranche, completed on December 8, 2022;
-	the issuance of the second tranche of warrants pursuant to the Warrant agreement (see below under section “Derivatives”);
-	the receipt by the Company of an aggregate amount of at least €70 million (it being noted that as of the date of authorization for issuance of these financial statements, the Company has already reached an amount of €59.1 million), made up of either the issuance of new Company shares, or through upfront or milestone payments coming from business development activities on the various assets of the Company;
-	an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million (could be included in the €70 million above); and
-	operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan and/or cancel the undisbursed tranches. As of June 30, 2023 none of the conditions that would result in an immediate demand by EIB for the repayment of the first tranche were met.

Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan was €15.4 million on December 8, 2022, and €17.3 million on June 30, 2023, with an effective interest rate of 21.91%. The fair value of the loan as of June 30, 2023, is close to the amortized cost (€16.7 million).

The capitalized interest in the period amounted to €1.7 million.

Derivatives

On July 1, 2022, in connection with the Finance Contract with EIB (see section above “Credit facility agreement with the European Investment Bank”), the Company agreed to issue warrants, with a subscription price of €0.01 per warrant, to EIB as a condition to the potential funding of each tranche of the credit facility. Each warrant gives the right to subscribe to one share.

The number of warrants to be issued to EIB is determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (ii)(b) for Tranche A only, in case of no qualifying equity offering, the volume weighted average price per share of the Company shares over the last 180 calendar days.

The warrants shall have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). EIB shall be entitled to a put option at its intrinsic value to require the Company to buy back the exercisable warrants not yet exercised in certain of these occurrences.

On November 28, 2022, the Company issued 2,266,023 warrants to EIB as a condition to the financing of the first tranche, representing approximately 5.4% of the Company’s current share capital. The exercise price of the warrants will be €4.0152 if and when the warrants will be exercised. The potential gross proceeds if all warrants were exercised would amount to €9.1 million. The transactions costs amounted to €56 thousands.

The BSA attached to the loan do not meet the “fixed for fixed” criteria (non-cash settlement option which may result in exchanging a variable number of shares for a variable price), and are accounted for as standalone derivative instruments. The Issuer put options meet the definition of a derivative that are valued with the warrants.

The warrants agreement includes a put option: EIB may request the Company to buy back the warrants in cash. In this context the purchase price will be defined as the difference between the volume weighted average of the trading price of the ordinary shares over the last 90 trading days and the strike price. The amount is capped, and EIB may exercise the warrants for which they did not exercise the put option.

At inception, the financial debts are split between i) a debt component accounted for at amortized cost, and ii) a premium corresponding to the initial fair value of attached BSA (then remeasured at fair value through profit and loss) including a component corresponding to the put options.

Valuation approach

The fair value of the BSA has been estimated based on a Longstaff Schwartz approach, including the put option and the attached cap.

This approach enables the estimation of the value of American options (that may be exercised during a specific period of time) with complex way of exercise (the warrant holder may exercise the warrants on the market based on the Company’s share price or exercise the put option based on the 90 days average share price of the Company).

The Longstaff Schwartz approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan associated equity instruments.

The hypothesis and results are detailed in the following tables:

BSA 2022
Grant date	11/28/2022
Expiration date	11/28/2030
Number of BSA issued	2,266,023
Number of shares per BSA	1
Subscription premium price per share (€)	0.01
Exercise price per share (€)	4.02
Valuation method	Longstaff Schwartz

	As of November 28, 2022
	(Grant Date)	As of December 31, 2022	As of June 30, 2023
Number of BSA outstanding	2,266,023	2,266,023	2,266,023
Stock price (€)	4.13	4.48	3.69
Maturity (years)	12	11.9	11.4
Volatility	68%	68%	68%
Cap of the put option (m€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	9,469	9,876	8,254
Unit fair value (€)	4.18	4.36	3.64

Lease liabilities

Lease liabilities amount to €4.9 million as of June 30, 2023, and remain stable compared to December 31, 2022. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of four years. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.3 of the consolidated financial statements as of December 31, 2022. The rates for contracts in progress as of June 30, 2023 range from 1.89% to 5.18%.

The breakdown between long-term and short-term debt is as follows:

June 30, 2023	Less than	Between	Between	More than
In thousands of euros	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	2,496	5,898	18,070	1,780
Derivatives	—	—	8,253	—
Other loans	56	—	1,902	—
Lease liabilities	1,568	3,363	—	—
Total debt	4,121	9,261	28,226	1,780

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at June 30, 2023.

Dec. 31, 2022	Less than	Between	Between	More than
In thousands of euros	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	4,474	4,999	17,768	2,448
Derivatives	—	—	9,876	—
Other loans and similar borrowings	100	—	216	—
Lease liabilities	1,277	3,233	—	—
Total debt	5,851	8,232	27,860	2,448

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as of June 30, 2023, and December 31, 2022.

4.10Provisions

The Company has no provisions as of June 30, 2023, and December 31, 2022.

4.11Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 — Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

In thousands of euros	June 30, 2023	Dec. 31, 2022
Retirement benefit obligations	1,360	1,234
Total obligation	1,360	1,234

Given the absence of plan assets at June 30, 2023 and December 31, 2022, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

In thousands of euros	June 30, 2023	Dec. 31, 2022
Provision at beginning of period	(1,234)	(1,429)
Expense for the period	(113)	(230)
Actuarial gains or losses recognized in other comprehensive income	(14)	425
Provision at end of period	(1,360)	(1,234)

Breakdown of expense recognized for the period

In thousands of euros	June 30, 2023	Dec. 31, 2022
Service cost for the period	(90)	(237)
Interest cost for the period	(23)	(14)
Benefits for the period	—	21
Total	(113)	(230)

4.12Trade payables and other current liabilities

In thousands of euros	June 30, 2023	Dec. 31, 2022
Trade payables	28,691	19,359
Other current liabilities	4,981	5,485
Trade payables and other current liabilities	33,672	24,844

In the first half of 2023, trade payables are composed of accrued liabilities for €18.0 million of which €16.8 million relate to scientific projects.

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Trade payables

Trade payables break down as follows:

In thousands of euros	June 30, 2023	Dec. 31, 2022
Due in 30 days	21,227	19,156
Due in 30-60 days	7,403	201
Due in more than 60 days	60	2
Trade payables	28,691	19,359

As of June 30, 2023, trade payables increased by €9.3 million compared to December 31, 2022. The variation in trade payables is mainly related to the increase in research and development expenses in connection with the NATiV3 Phase III trial evaluating lanifibranor in NASH.

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Other current liabilities

In thousands of euros	June 30, 2023	Dec. 31, 2022
Employee‑related payables	1,571	1,866
Accrued payroll and other employee-related taxes	1,281	1,340
Sales tax payables	1,893	2,128
Other accrued taxes and employee-related expenses	224	140
Other miscellaneous payables	12	12
Other current liabilities	4,981	5,485

No discounting has been performed on other current liabilities as their maturity is less than 1 year at the end of the period.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the second quarter of 2023.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

4.13Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

	June 30, 2023
			Financial
	Book value		assets/liabilities
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
In thousands of euros	position	cost	profit or loss	cost	Fair value
Financial assets
Long-term accrued income	79	79	—	—	79
Long-term deposit accounts	9,300	9,300	—	—	9,300
Long-term security deposits	8	8	—	—	8
Advance payment	895	895	—	—	895
Current accrued income	758	758	—	—	758
Short-term deposit accounts	50	50	—	—	50
Trade receivables	2,224	2,224	—	—	2,224
Other receivables	1,717	1,717	—	—	1,717
Cash and cash equivalents	31,240	31,240	—	—	31,240
Total	46,271	46,271	—	—	46,271

Financial liabilities
Long-term debt (1)	31,014	—	—	31,014	30,417
Derivative instruments	8,253	—	8,253	—	8,253
Short-term debt	4,121	—	—	4,121	4,121
Trade payables	28,691	—	—	28,691	28,691
Long-term contract liabilities	61	—	—	61	61
Short-term contract liabilities	6	—	—	6	6
Other miscellaneous payables	12	—	—	12	12
Total	72,156	—	8,253	63,903	71,559
(1)	See Note 4.9 Financial debt detailing amortized cost and fair value of the Credit facility with the EIB

	December 31, 2022
			Financial
	Book Value		assets/liabilities
	on the	Financial	carried at	Liabilities
	statement	assets carried	fair value	carried at
	of financial	at amortized	through	amortized
(In thousands of euros)	position	cost	profit or loss	cost	Fair value
Financial assets
Long-term accrued income	65	65	—	—	65
Long-term deposit accounts	700	700	—	—	700
Long-term security deposits	8	8	—	—	8
Advance payment	895	895	—	—	895
Current accrued income	117	117	—	—	117
Short-term deposit accounts	1,048	1,048	—	—	1,048
Trade receivables	0	0	—	—	0
Other receivables	444	444	—	—	444
Cash and cash equivalents	86,736	86,736	—	—	86,736
Total	90,014	90,014	—	—	90,014

Financial liabilities
Long-term debt	28,663	—	—	28,663	28,663
Derivative instruments	9,876	—	9,876	—	9,876
Short-term debt	5,851	—	—	5,851	5,851
Trade payables	19,359	—	—	19,359	19,359
Long-term contract liabilities	55	—	—	55	55
Short-term contract liabilities	6	—	—	6	6
Other miscellaneous payables	12	—	—	12	12
Total	63,821	—	9,876	53,945	63,821

Note 5.    Notes to the income statement

5.1Revenues and other income

	First-half	First-half
In thousands of euros	2023	2022
Revenue	1,901	67
Total revenue	1,901	67
Tax credits	3,631	3,210
Subsidies	3	6
Other	1,087	109
Other operating income	4,721	3,325
Total revenue and other income	6,622	3,392

Revenues

The Company invoiced CTTQ for $2.1 million on May 22, 2023 (the total invoice corresponds to the milestone payment of $2 million following the IND approval from the NMPA, and an additional billing of $0.1 million). On July 19, 2023, the Company received $1.9 million after deducting the withholding tax of $0.2 million3.

3The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euros.

Other operating income

Tax credits are the 2023 CIR as of June 30, 2023, in the amount of €3.6 million, including €1.0 million for the R&D Tax Research Credit of Inventiva Inc.

The other income is mainly composed by:

●	the reinvoicing to CTTQ of a share of costs incurred as of June 30, 2023 in the Phase I clinical pharmacology study for the ongoing NATiV3 Phase III trial in the amount of €0.3 million;
●	the specific costs to be reinvoiced to CTTQ relating to CRO accrued liabilities, for an amount of €0.7 million.

5.2Operating expenses

		Marketing –
	Research and	Business	General and
First-half 2023	development	development	administrative
In thousands of euros	costs	expenses	expenses	Total
Disposables	(943)	—	—	(943)
Energy and liquids	(479)	—	—	(479)
Patents	(257)	—	—	(257)
Studies	(42,847)	—	—	(42,847)
Maintenance	(459)	—	—	(459)
Fees	(61)	—	(1,884)	(1,945)
IT systems	(440)	(9)	(50)	(498)
Support costs (including taxes)	—	—	(343)	(343)
Personnel costs	(7,065)	(126)	(2,347)	(9,538)
Depreciation, amortization and provisions	(1,061)	—	(104)	(1,166)
Other operating expenses	(450)	(570)	(2,084)	(3,105)
Total operating expenses	(54,062)	(705)	(6,812)	(61,580)

		Marketing –
	Research and	Business	General and
First-half 2022	development	development	administrative
In thousands of euros	costs	expenses	expenses	Total
Disposables	(920)	—	—	(920)
Energy and liquids	(368)	—	(92)	(460)
Patents	(227)	—	—	(227)
Studies	(20,530)	—	—	(20,530)
Maintenance	(466)	—	(55)	(521)
Fees	(103)	(1)	(2,026)	(2,129)
IT systems	(428)	(7)	(42)	(477)
Support costs (including taxes)	—	—	(355)	(355)
Personnel costs	(5,891)	(111)	(2,198)	(8,201)
Depreciation, amortization and provisions	(594)	—	(105)	(699)
Other operating expenses	(340)	(159)	(1,973)	(2,471)
Total operating expenses	(29,866)	(278)	(6,847)	(36,991)

Personnel costs and headcount

		Marketing —
	Research and	Business	General and
First-half 2023	development	development	administrative
In thousands of euros	costs	expenses	expenses	Total
Wages, salaries and similar costs	(4,399)	(104)	(1,191)	(5,694)
Payroll taxes	(1,222)	(10)	(476)	(1,708)
Provisions for retirement benefit obligations	(61)	—	(29)	(90)
Share-based payments	(1,383)	(13)	(650)	(2,046)
Total personnel costs	(7,065)	(126)	(2,347)	(9,538)

The Company has 117 employees at June 30, 2023, of which 105 are employed by Inventiva S.A. and 12 are employed by Inventiva Inc.

		Marketing —
	Research and	Business	General and
First-half 2022	development	development	administrative
In thousands of euros	costs	expenses	expenses	Total
Wages, salaries and similar costs	(3,671)	(94)	(1,147)	(4,913)
Payroll taxes	(1,107)	(8)	(412)	(1,527)
Provisions for retirement benefit obligations	(78)	—	(40)	(118)
Share-based payments	(1,034)	(9)	(600)	(1,643)
Total personnel costs	(5,891)	(111)	(2,198)	(8,201)

The Company has 109 employees at June 30, 2022, of which 102 are employed by Inventiva S.A. and 7 are employed by Inventiva Inc.

5.3Other operating income and expenses

Other operating income and expenses break down as follows:

	First-half	First-half
In thousands of euros	2023	2022
Reversal of provision – Tax disputes	—	180
Reversal of provision – AMR penalties	—	114
Total other operating income	—	294
Disposals of assets	—	(9)
Late payment interest on CIR 2013-2015	—	(121)
Transaction costs	(44)	(32)
Total other operating expenses	(44)	(163)
Other operating income (expenses)	(44)	131

5.4Financial income and expenses

For the first six months ended June 30, 2023 and June 30, 2022

	First-half	First-half
In thousands of euros	2023	2022
Income from cash equivalents	564	140
Foreign exchange gains	187	4,019
Fair value variation gains / losses	1,623	—
Total financial income	2,373	4,159
Interest cost	(1,941)	(120)
Foreign exchange losses	(683)	(49)
Losses on fair value variation	—	—
Other financial expenses	(23)	(7)
Total financial expenses	(2,646)	(177)
Net financial income	(273)	3,983

In the first half of 2023, financial income is mainly related to change in fair value of the warrants issued to the EIB.

Financial expenses mainly include interest related to the PGE loans, the PPR loans and the EIB loan, financial interest on lease liabilities, and foreign exchange losses.

5.5Income tax

The income tax calculation for interim periods is set out in note 3.3 “Specific disclosure requirements for unaudited interim financial statements.”

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the company and regarding the nil projected tax rate as of December 31, 2023, no current taxes were recorded as of June 30, 2023, for Inventiva S.A.

5.6Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

	First-half	First-half
In euros	2023	2022
Net loss for the period	(55,269)	(29,466)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	42,044,796	40,864,457
Basic/diluted loss per share	(1.31)	(0.72)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of June 30, 2023.

As a loss was recorded in the first half of 2023 and 2022, diluted earnings (loss) per share are the same as basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs, AGAs and PAGUP) are not included as their effects would be anti-dilutive.

Note 6.    Other financial information

6.1Commitments related to operational activities

Obligations under the terms of subcontracting agreements

In the ordinary course of its business, the Company enters into agreements with CROs for clinical trials, as well as with contract manufacturing organizations (“CMOs”) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Company’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

Six months ended June 30, 2023
In thousands of euros	Total
CRO[1]	181,372
CMO	5,176
Lease	9,648
Others	27,007
Total commitments given	223,202
Agreements concerning the provision of facilities	228
Total commitments received	228
[1]	Including CRO with Pharmaceutical Research Associates B.V.

Contract CRO with Pharmaceutical Research Associates B.V.

In April 2021, in connection with the NATiV3 Phase III trial in NASH, the Company entered into an agreement, with retroactive effect in January 2021, with PRA, acting as a CRO. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States. Following amendments to the agreement on February 1, 2022, April 12, 2022, and June 26, 2023, mainly concerning the NATiV3 trial, the commitment to PRA amounts to 207.0 million euros, with a bonus or malus capped at 2.4 million euro.

The Company also entered into a CRO agreement with PRA in connection with the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the agreement, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH. The commitment to PRA under this agreement amounts to an aggregate of €8.8 million.

On June 26, 2023, in connection with the NATiV3 Phase III trial in NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with PRA, which amends provisions relating to study information following changes to the trial protocol. The commitment to PRA amounts to €207.0 million over the next 7 years, with a bonus or malus capped at €2.4 million, amended from the previous commitment to PRA, which amounted to €223.8 million, with a bonus or malus capped at €3.4 million.

As of June 30, 2023, the amount remaining to be paid under the contract is €156.4 million.

6.2.Related-party transactions

On May 25, 2023, The Board of Directors authorized, and the Shareholders’ Meeting approved the decision to grant to Frédéric Cren, as chief executive officer and chairman of the board, and Pierre Broqua, as deputy chief executive officer and director of the Company, severance payment in case of revocation or non-renewal of their mandates or due to a of change of control (excluding revocation or non-renewal for serious misconduct). The amount of the severance payment is capped at 200% of such individual’s salary for the preceding twelve-month period and is subject to performance conditions.

These commitments aim to secure the interests of the Company through predefined departure conditions. As of June 30, 2023 no severance payment had accrued.

No other new material transactions were entered into with related parties of the Company during the first half of 2023.

6.3Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

There have been no significant changes in the financial risks other than those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2022. The updated risks regarding liquidity are described in the note 3.4 “Going Concern”.

6.4Events after the reporting date

Lanifibranor

On July 27, 2023, the Company announced positive effects of changes in the clinical development of lanifibranor. Recruitment for our pivotal Phase III trial NATiV3 of lanifibranor in non-cirrhotic NASH continues with 389 sites activated in 23 countries, as of July 27, 2023. The previously announced revised study design which limits the duration of the trial to 120 weeks instead of up to 7 years, reduces the number of biopsies from three to two, and includes a 48-week active treatment extension study, has been approved in 16 countries and approximately 70% of activated sites are currently operating under the revised design. This new patient friendly design is improving the patient enrollment rate which has doubled since implementation in sites where the revised design has been in place for more than 3 months. In addition, the screen failure rate has been improving since September 2022.

Capital increase and issuance of royalty certificates

On August 31, 2023, the Company announced a financing of approximately €35.7 million (gross) consisting of two transactions: (i) the August 2023 Share Issuance consisting of the issuance of 9,618,638 newly-issued ordinary shares with a nominal value of €0.01 per share, at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million and (ii) the Royalty Certificate Issuance for an amount of €5.1 million.

The price of the new shares was decided by the Board of Directors on August 30, 2023, under the authority granted by the sixth resolution of the General Shareholders’ Meeting of January 25, 2023, and is equal to the weighted average of the prices quoted for the last ten trading sessions on the Euronext Paris regulated market, calculated from the day before the price was set (i. i.e. August 29, 28, 25, 24, 23, 22, 21, 18, 17 and 16, 2023, i.e. €3.34), less a discount of around 5%, i.e. €3.18.

The price of the new shares represents a discount of 0.22% to the volume-weighted average price of the Company’s shares during the trading session preceding the setting of the €3.19 issue price.

Settlement and delivery of the new shares took place on September 5, 2023.

The royalty certificates issued pursuant to a decision by the Board of Directors on August 30, 2023, in accordance with the provisions of article L. 228-36-A of the French Commercial Code, to certain investors who participated in the capital increase and grant holders the right to receive annual royalties equivalent to 2% of future net sales of lanifibranor, if any, beginning in the fiscal year following the start of the sales of the Product following the granting of the market authorization (Autorisation de mise sur le marché) for the Product in (i) the United States or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, capped at €92.1 million. The Company intends to use the proceeds primarily to fund the Phase III evaluation of lanifibranor for NASH treatment. These certificates do not provide additional financial rights beyond royalties and do not apply to products other than lanifibranor. They have a 15-year term and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the royalty certificates by paying an amount equal to (i) the global cap of €92.1 million minus any royalties paid prior to such repurchase or (ii) a price to be agreed between the Company and the holders of the royalty certificates. Settlement of the August 2023 Share Issuance and Royalty Certificate Issuance occurred on September 5, 2023. The certificates will not be listed on any stock exchange.

Licensing agreement with Hepalys

On September 20, 2023; the Company and Hepalys Pharma, Inc. announced exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea.

Hepalys Pharma, Inc. is a new company created by Catalys Pacific, incorporated in Japan. In parallel of the incorporation of Hepalys Pharma, the Company has the option to acquire 30% of the shares of Hepalys Pharma that can be exercised within the 30 days of the effective date of the licensing agreement. In addition, under the terms of this agreement, the Company has the option to acquire the outstanding shares of Hepalys Pharma at a pre-agreed multiple of post-money valuation under certain conditions and has a right of first refusal if Hepalys Pharma, Inc. receives an offer to sell the license and rights related to lanifibranor.

Under the terms of this licensing agreement, the Company will receive a $10 million upfront payment from Hepalys Pharma and will be eligible to receive up to $231 million in milestone payments if certain clinical, regulatory and commercial conditions are met. Subject to regulatory approval, the Company has the right to receive tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea.

This agreement is expected to accelerate the time to market of lanifibranor in Japan and South Korea if regulatory approvals are obtained. According to external publications, both countries are major markets, with up to 2.7% of and up to 5.2% of Japanese and South Koreans, respectively, suffering from NASH, including about 15% of South Korean patients with significant fibrosis. Hepalys Pharma, Inc. is expected to start the clinical development of lanifibranor by conducting two phase I studies in Japanese patients and healthy volunteers. It is anticipated that these studies would support, if positive, the initiation of a dedicated pivotal trial in Japanese and Korean patients with NASH, which is planned to start once the results of NATiV3, the pivotal phase III trial currently conducted by the Company, are available. Hepalys Pharma, Inc. will be responsible for conducting and financing all development trials in Japan and South Korea needed to file for a new drug application in these territories.

4.Other information

4.1.Table of delegations

On January 25, 2023, shareholders met in a Combined General Meeting to determine the financial authorizations to be granted to the Board of Directors.

The current delegations and their use are presented in the table below:

Financial authorizations approved by the Combined General Shareholders’ Meeting of January 25, 2023	Resolution	Period of validity from January 25, 2023	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, with shareholders’ preemptive subscription rights, in accordance with the provisions of articles L.225-129 and L.22-10-49 and seq. of the French Commercial Code, and in particular articles L.225-129-2, L.225-132 to L.225-134, and the provisions of articles L.228-91 and seq. of the French Commercial Code

	Second resolution	26 months	Capital increase: EUR 1,000,000 Securities giving access to capital to be issued: EUR 150,000,000	Capital increase: EUR 1,000,000 Securities giving access to capital to be issued: EUR 150,000,000		None

Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier, in accordance with the provisions of Articles L.225-129 and L.22-10-49 and seq. of the French Commercial Code, and in particular Articles L.225-129-2, L.22-10-51 and L.22-10-52, and with the provisions of Articles L.228-91 and seq. of the French Commercial Code

	Third resolution	26 months	Capital increase: EUR 1,000,000 Securities giving access to capital to be issued: EUR 150,000,000		Refer to (1) below	None

Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier, in accordance with the provisions of articles L.225-129 and seq. and article L.22-10-49 of the French Commercial Code, and in particular articles L.225-129-2, L.22-10-51 and L.22-10-52, and the provisions of articles L.228-91 and seq. of the French Commercial Code

	Fourth resolution	26 months	Capital increase: EUR 625,000 and up to the limit of 20% of the share capital per year Securities giving access to the capital to be issued: EUR 150,000,000		Refer to (1) below	None

Financial authorizations approved by the Combined General Shareholders’ Meeting of January 25, 2023	Resolution	Period of validity from January 25, 2023	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms set by the General Shareholders’ Meeting, and up to the limit of 10% of the share capital, in accordance with the provisions of Article L.22-10-52 of the French Commercial Code

	Fifth resolution	26 months	10% of the share capital per 12-month period from the January 25, 2023		Refer to (2) below	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights[4], in accordance with Articles L.225-129 and seq. and L.22-10-49 of the French Commercial Code, and in particular Articles L.225-129-2, L.225-129-4, L.22-10-51, L.225-138, L.228-91 and seq. of the French Commercial Code

	Sixth resolution	18 months	Capital increase: EUR 1,000,000 Securities giving access to the capital to be issued: EUR 150,000,000		Refer to (3) below	Board of Directors decision of 30/08/2023: issuance of 9,618,638 new shares

4The categories of beneficiaries must have one of the following characteristics: (i) natural or legal persons (including companies), trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or (iii) French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

Financial authorizations approved by the Combined General Shareholders’ Meeting of January 25, 2023	Resolution	Period of validity from January 25, 2023	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority to the Board of Directors to decide to issue ordinary shares to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription right in favor of a category of persons meeting certain specified characteristics in the context of an equity financing agreement on the American market known as “At-the-market” or “ATM”

	Seventh resolution	18 months	Capital increase: EUR 250,000,000		Refer to (3) below	None

Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights, in accordance with Articles L.225-135-1 and R.225-118 of the French Commercial Code

	Eighth resolution	26 months or 18 months (if used in the context of resolution 6 or resolution 7)	15% of the initial issuance		Same price as the initial issuance	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company, in accordance with Articles L.225-129 and seq. and L.22-10-49 of the French Commercial Code, in particular Articles L.225-129-2 and L.22-10-54, and Articles L.228-91 and seq. of the French Commercial Code

	Ninth resolution	26 months	Capital increase: EUR 420,000 Securities giving access to the capital to be issued: EUR 150,000,000			None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company, in accordance with the provisions of Articles L.225-129 et seq. and L.22-10-49 of the French Commercial Code, in particular Articles L.225-129-2 and L.22-10-53, and the provisions of Articles L.228-91 and seq. of the French Commercial Code

	Tenth resolution	26 months	Capital increase: 10% of the share capital Securities giving access to the capital to be issued: EUR 150,000,000			None

Financial authorizations approved by the Combined General Shareholders’ Meeting of January 25, 2023	Resolution	Period of validity from January 25, 2023	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority granted to the Board of Directors to increase the share capital by issuing ordinary shares or securities giving access to ordinary shares to be issued immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company in accordance with the conditions set out in Articles L.3332-18 and seq. of the French Labour Code, without shareholders’ pre-emptive subscription rights.

	Eleventh resolution	26 months	Capital increase: EUR 3,000		Refer to (4) below	None

Authorization to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums, in accordance with the provisions of Articles L.225-129-2 and L.22-10-5 of the French Commercial Code

	Twelfth resolution	26 months	Capital increase: EUR 20,000			None
Authorization for the Board of Directors to grant free shares to employees and/or certain corporate officers, in accordance with Articles L.225-110-59 and L.225-197-2 of the French Commercial Code	Thirteenth resolution	38 months	Capital increase: 5% of the share capital on the date of the Board of Directors’ decision to grant them		N/A	Board of Directors decision of 25/05/2023: Allocation of 300,000 2023-1 AGA and 300,000 performance units.

Authorization to the Board of Directors to grant company’s’ share subscription and/or purchase options to corporate officers and employees of the Company or of companies in the group, entailing the waiver by the shareholders of their preemptive subscription rights to the shares issued as a result of the exercise of subscription options, in accordance with Articles L.225-177 and seq. and L. 22-10-56 of the French Commercial Code

	Fourteenth resolution	38 months	Capital increase: 5% of the share capital on the date of the Board of Directors’ decision to grant them	Capital increase: EUR 1,000,000	Refer to (5) below	None

Delegation of authority to the Board of Directors to decide on the issue of ordinary share subscription warrants, without shareholders’ preemptive subscription rights, to the benefit of categories of persons[5], in accordance with Articles L.225-138, L.225-129-2 and L.228-91 and seq. of the French Commercial Code

	Fifteenth resolution	18 months	600,000 ordinary share subscription warrants Capital increase: EUR 6,000		Refer to (6) below	Board of Directors decision of 25/05/2023: Allocation of 10,000 BSA 2023

5Targeted categories: (i) executive employees or executive officers or members of the Company’s management team who are not corporate officers, or (ii) members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or (iii) employees of the Company.

(1)	The issue price will be determined as follows: (i) the issue price of the shares to be issued under this resolution will be at least equal to the minimum authorised by the legislation in force (as of the date hereof, the weighted average of the prices for the last three trading sessions on the regulated market of Euronext in Paris preceding the start of the public offering, possibly reduced by a maximum discount of 10%), and (ii) the issue price of the securities to be issued under this resolution other than shares shall be such that the amount received immediately by the Company plus, where applicable, any amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in (i) above.
(2)	The combined General Meeting of January 25, 2023 delegated to the Board of Directors the power to set the issue price of the shares, in accordance with the following conditions: (a) the issue price must be at least equal to : (i) either the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris during the last trading session prior to the setting of the issue price; or (ii) the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris over a period chosen by the Board of Directors comprising between three and seven consecutive trading sessions out of the last 30 trading sessions prior to the setting of the issue price; possibly reduced by a maximum discount of 15%, the Board of Directors being free to use either of the two options set out above; and (b) the issue price of securities other than shares shall be such that the amount received immediately by the Company plus, where applicable, any amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in (a) above.
(3)	The issue price must be at least equal to : (i) either the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris during the last trading session preceding the setting of the issue price; or (ii) the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris during 3 consecutive trading sessions chosen from among the last 30 trading sessions preceding the setting of the issue price; possibly reduced by a maximum discount of 15%, the Board of Directors being free to use either of the two options set out above; and (b) the issue price of the securities to be issued under this resolution other than shares shall be such that the amount received immediately by the Company plus, where applicable, any amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in (i) above.
(4)	The issue price(s) of the new shares or securities to be issued pursuant to this resolution will be determined in accordance with Article L.3332-19 of the French Labour Code, and resolves to set the maximum discount at 20%. However, the General Meeting expressly authorises the Board of Directors to reduce or waive the discount, in particular to take account of the regulations applicable in the countries where the offer will be implemented.
(5)	The exercise price of the options granted under this resolution will be set by the Board of Directors as follows: (i) the exercise price of options to subscribe for ordinary shares may not be less than 80% of the average of the prices quoted for the Company’s shares on the regulated market Euronext Paris over the twenty (20) trading sessions preceding the day on which the options are granted, and (ii) the exercise price of options to purchase shares may not be less than 80% of the average purchase price of the shares held by the Company under Article L. 22-10-61 of the French Commercial Code or, as the case may be, of the share buyback programme authorised by the 19th resolution submitted to this General Meeting (i.e. January 25, 2023) under Article L.22-10-62 of the French Commercial Code or of any share buyback programme applicable previously or subsequently.
(6)	The issue price of a BSA 2023 will be determined by the Board of Directors on the date of issue of the BSA 2023, depending on their characteristics, and will in any event be at least equal to 8% of the market value of an ordinary share in the Company on the date of allocation of the BSA 2023, this market value corresponding to the weighted average of the prices for the last twenty (20) trading sessions preceding the date of allocation of the said BSA 2023 by the Board of Directors for as long as the Company’s shares are admitted to trading on the regulated market of Euronext in Paris.